Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2020

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s 2019 Public QRT’s are included as appendix and incorporated herein by reference. Aegon’s 2019 Public QRT’s are referred to from Aegon’s 2019 Solvency and Financial Condition Report, dated May 15, 2020, which has been filed on May 19, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 19, 2020	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Solvency and Financial Condition Report Group - QRTs 2019Solvency and Financial Condition Report Group - QRTs 2019

2 SFCR 2019 Public QRTs Table of contents S.02.01.02 – Balance sheet 3 S.05.01.02 – Premiums, claims and expenses by line of business – Non-life 4 S.05.01.02 – Premiums, claims and expenses by line of business – Life 5 S.05.02.01 – Premiums, claims and expenses by country 2019 – Non-life 6 S.05.02.01 – Premiums, claims and expenses by country – Life 6 S.22.01.22 – Impact of long term guarantees and transitional measures 2019 7 S.23.01.22 – Own Funds Group 8 S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model 10 S.32.01.22 – Undertakings in the scope of the group 11 Aegon Solvency and Financial Condition Report Group - QRTs Unaudited2 SFCR 2019 Public QRTs Table of contents S.02.01.02 – Balance sheet 3 S.05.01.02 – Premiums, claims and expenses by line of business – Non-life 4 S.05.01.02 – Premiums, claims and expenses by line of business – Life 5 S.05.02.01 – Premiums, claims and expenses by country 2019 – Non-life 6 S.05.02.01 – Premiums, claims and expenses by country – Life 6 S.22.01.22 – Impact of long term guarantees and transitional measures 2019 7 S.23.01.22 – Own Funds Group 8 S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model 10 S.32.01.22 – Undertakings in the scope of the group 11 Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

3 SFCR 2019 Public QRTs

S.02.01.02 – Balance sheet

Amounts in EUR thousands	Solvency II value
Assets	
Intangible assets	
Deferred tax assets	762,266
Pension benefit surplus	997
Property, plant & equipment held for own use	523,827
Investments (other than assets held for index-linked and unit-linked contracts)	57,662,504
Property (other than for own use)	2,411,808
Holdings in related undertakings, including participations	14,962,828
Equities	1,611,145
Equities - listed	1,528,442
Equities - unlisted	82,703
Bonds	23,795,152
Government Bonds	18,256,777
Corporate Bonds	4,200,889
Structured notes	37,199
Collateralised securities	1,300,288
Collective Investments Undertakings	5,887,206
Derivatives	8,702,531
Deposits other than cash equivalents	291,832
Other investments	
Assets held for index-linked and unit-linked contracts	102,596,775
Loans and mortgages	22,213,891
Loans on policies	3,033
Loans and mortgages to individuals	18,582,381
Other loans and mortgages	3,628,477
Reinsurance recoverables from:	7,230,369
Non-life and health similar to non-life	36,536
Non-life excluding health	34,208
Health similar to non-life	2,328
Life and health similar to life, excluding health and index-linked and unit-linked	(250,780)
Health similar to life	91,563
Life excluding health and index-linked and unit-linked	(342,343)
Life index-linked and unit-linked	7,444,613
Deposits to cedants	140,916
Insurance and intermediaries receivables	555,933
Reinsurance receivables	71,384
Receivables (trade, not insurance)	2,253,630
Own shares (held directly)	276,502
Amounts due in respect of own fund items or initial fund called up but not yet paid in	
Cash and cash equivalents	8,075,881
Any other assets, not elsewhere shown	428,420
Total assets	**202,793,297**

Amounts in EUR thousands	Solvency II value
Liabilities	
Technical provisions - non-life	341,917
Technical provisions - non-life (excluding health)	246,718
TP calculated as a whole	
Best estimate	231,556
Risk margin	15,162
Technical provisions - health (similar to non-life)	95,199
TP calculated as a whole	
Best estimate	87,933
Risk margin	7,266
TP - life (excluding index-linked and unit-linked)	46,856,748
Technical provisions - health (similar to life)	842,484
TP calculated as a whole	
Best estimate	778,027
Risk margin	64,457
TP - life (excluding health and index-linked and unit-linked)	46,014,264
TP calculated as a whole	
Best estimate	44,374,632
Risk margin	1,639,632
TP - index-linked and unit-linked	115,547,798
TP calculated as a whole	
Best estimate	113,852,014
Risk margin	1,695,785
Contingent liabilities	
Provisions other than technical provisions	104,289
Pension benefit obligations	4,343,553
Deposits from reinsurers	13,441
Deferred tax liabilities	210,146
Derivatives	5,370,514
Debts owed to credit institutions	2,111,745
Financial liabilities other than debts owed to credit institutions	262,453
Insurance & intermediaries payables	1,278,455
Reinsurance payables	82,454
Payables (trade, not insurance)	5,690,505
Subordinated liabilities	5,158,801
Subordinated liabilities not in BOF	174,373
Subordinated liabilities in BOF	4,984,429
Any other liabilities, not elsewhere shown	559,252
Total liabilities	**187,932,071**
Excess of assets over liabilities	**14,861,226**

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

4 SFCR 2019 Public QRTs

S.05.01.02 – Premiums, claims and expenses by line of business – Non-life

	Line of Business for: Non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)												Line of business for: accepted non-proportional reinsurance				Total
Amounts in EUR thousands	Medical expense insurance	Income protection insurance	Workers' compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance	Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property	
Premiums written																	
Gross - Direct Business	106,451	121,341	17,543	88,856	42,350	151	273,485	29,251	208	12,803	1,064	8,022					701,524
Gross - Proportional reinsurance accepted	287				8,711		3,507	1,235				17,379					31,120
Gross - Non-proportional reinsurance accepted																159	159
Reinsurers' share	3,805	389	4,136	1,440	652	40	41,008	937	129	7,186		7,930					67,651
Net	**102,933**	**120,952**	**13,407**	**87,417**	**50,409**	**110**	**235,985**	**29,549**	**79**	**5,617**	**1,064**	**17,470**				**159**	**665,151**
Premiums earned																	
Gross - Direct Business	105,132	121,400	12,391	87,735	41,600	152	269,664	29,159	204	12,840	1,062	7,969					689,308
Gross - Proportional reinsurance accepted	306				8,707		3,494	1,100				14,171					27,778
Gross - Non-proportional reinsurance accepted																159	159
Reinsurers' share	3,835	456	3,027	1,440	652	40	40,514	942	129	7,186		7,651					65,872
Net	**101,604**	**120,944**	**9,363**	**86,296**	**49,654**	**112**	**232,644**	**29,317**	**74**	**5,655**	**1,062**	**14,489**				**159**	**651,373**
Claims incurred																	
Gross - Direct Business	72,313	63,757	3,531	36,051	20,883	11	112,733	4,997	(3)	7,815	62	2,790					324,940
Gross - Proportional reinsurance accepted	(8)			(7)	4,666		2,608	915				1,493					9,667
Gross - Non-proportional reinsurance accepted																	
Reinsurers' share	1,025	223	1,149	(111)	317		19,430	68		4,311		1,127					27,540
Net	**71,280**	**63,534**	**2,382**	**36,156**	**25,232**	**11**	**95,911**	**5,843**	**(3)**	**3,504**	**62**	**3,155**					**307,067**
Changes in other technical provisions																	
Gross - Direct Business																	
Gross - Proportional reinsurance accepted																	
Gross - Non-proportional reinsurance accepted																	
Reinsurers' share																	
Net																	
Expenses incurred	7,468	36,956	5,853	36,837	17,166	59	115,724	11,478	72	2,205	379	8,907					243,104
Other expenses																	
Total expenses																	**243,104**

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

5

SFCR 2019 Public QRTs

S.05.01.02 – Premiums, claims and expenses by line of business – Life

	Line of Business for: life insurance obligations						Life reinsurance obligations		Total
Amounts in EUR thousands	Health insurance	Insurance with profit participation	Index-linked and unit-linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance	
Premiums written									
Gross	1,653,733	556,109	12,687,600	6,748,839			6,814	1,292,059	22,945,155
Reinsurers' share	154,702	314	30,953	1,038,563				1,229,985	2,454,516
Net	**1,499,032**	**555,795**	**12,656,647**	**5,710,276**			**6,814**	**62,074**	**20,490,638**
Premiums earned									
Gross	1,657,910	556,134	12,687,603	6,747,203			6,814	1,287,543	22,943,207
Reinsurers' share	154,702	314	30,953	1,043,157				1,229,985	2,459,110
Net	**1,503,208**	**555,821**	**12,656,650**	**5,704,046**			**6,814**	**57,558**	**20,484,097**
Claims incurred									
Gross	1,311,927	1,392,254	12,235,203	6,184,460		1,064	2,690	1,434,826	22,562,423
Reinsurers' share	172,027	36	94,957	1,291,771				1,407,181	2,965,972
Net	**1,139,899**	**1,392,218**	**12,140,246**	**4,892,689**		**1,064**	**2,690**	**27,645**	**19,596,451**
Changes in other technical provisions									
Gross									
Reinsurers' share									
Net									
Expenses incurred	475,799	81,556	664,852	1,307,058		126	1,500	14,125	2,545,016
Other expenses									120,005
Total expenses									**2,665,021**

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

6 SFCR 2019 Public QRTs

S.05.02.01 – Premiums, claims and expenses by country 2019 – Non-life

	Home Country	Top 5 countries (by amount of gross premiums written) - non-life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	HU	ES	PT	GB	DE	
Premiums written							
Gross - Direct Business	211,053	257,377	178,608	26,082	11,053	10,035	694,207
Gross - Proportional reinsurance accepted		13,456	17,664				31,120
Gross - Non-proportional reinsurance accepted				159			159
Reinsurers' share	11,838	7,892	45,187	2,814			67,732
Net	**199,214**	**262,941**	**151,084**	**23,427**	**11,053**	**10,035**	**657,754**
Premium earned	211,469	265,197	186,282	26,037	11,005	10,053	710,042
Gross - Direct Business	211,469	251,895	171,807	25,878	11,005	10,053	682,105
Gross - Proportional reinsurance accepted		13,302	14,476				27,778
Gross - Non-proportional reinsurance accepted				159			159
Reinsurers' share	11,969	7,712	43,445	2,826			65,951
Net	**199,499**	**257,485**	**142,838**	**23,211**	**11,005**	**10,053**	**644,091**
Claims incurred	115,864	91,536	112,668	6,059	3,872	3,708	333,706
Gross - Direct Business	115,909	84,236	110,256	6,059	3,872	3,708	324,039
Gross - Proportional reinsurance accepted	(45)	7,300	2,411				9,667
Gross - Non-proportional reinsurance accepted							
Reinsurers' share	5,686	2,277	19,553	7			27,524
Net	**110,178**	**89,258**	**93,115**	**6,052**	**3,872**	**3,708**	**306,182**
Changes in other technical provisions							
Gross - Direct Business							
Gross - Proportional reinsurance accepted							
Gross - Non-proportional reinsurance accepted							
Reinsurers' share							
Net							
Expenses incurred	80,729	96,427	39,642	12,603	9,189	777	239,368
Other expenses							
Total expenses							**239,368**

S.05.02.01 – Premiums, claims and expenses by country – Life

	Home country	Top 5 countries (by amount of gross premiums written) - Life obligations					Total Top 5 and home country
Amounts in EUR thousands	NL	GB	US	BM	CN	JP	
Premium written							
Gross	1,905,599	10,871,751	8,565,069	415,891	331,260	236,650	22,326,220
Reinsurers' share	14,131	186,633	1,990,014	206,594		31,844	2,429,216
Net	**1,891,468**	**10,685,118**	**6,575,055**	**209,297**	**331,260**	**204,806**	**19,897,004**
Premium earned							
Gross	1,909,776	10,871,751	8,565,069	415,891	331,260	230,515	22,324,263
Reinsurers' share	14,131	186,633	1,990,014	206,594		36,344	2,433,716
Net	**1,895,645**	**10,685,118**	**6,575,055**	**209,297**	**331,260**	**194,172**	**19,890,547**
Claims incurred							
Gross	3,291,771	10,683,616	7,786,964	328,184	33,656	136,869	22,261,060
Reinsurers' share	(9,996)	162,953	2,534,615	261,046		16,919	2,965,537
Net	**3,301,767**	**10,520,663**	**5,252,349**	**67,138**	**33,656**	**119,950**	**19,295,523**
Changes in other technical provisions							
Gross							
Reinsurers' share							
Net							
Expenses incurred	264,114	538,359	1,286,760	67,471	89,700	92,097	2,338,501
Other expenses							120,005
Total expenses							**2,458,505**

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

7

SFCR 2019 Public QRTs

S.22.01.22 – Impact of long term guarantees and transitional measures 2019

Amounts in EUR thousands	Amount with Long Term Guarantee measures and transitionals	Impact of transitional on technical provisions	Impact of transitional on interest rate	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero
Technical provisions	162,746,463			562,008	44,885
Basic own funds	8,560,612			(408,400)	(37,255)
Eligible own funds to meet Solvency Capital Requirement	18,469,591			(408,400)	(37,255)
Solvency Capital Requirement	9,172,955			904,331	57,800

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

8
SFCR 2019 Public QRTs

S.23.01.22 – Own Funds Group

Amounts in EUR thousands	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Basic own funds before deduction for participations in other financial sector					
Ordinary share capital (gross of own shares)	322,819	322,819			
Non-available called but not paid in ordinary share capital at group level					
Share premium account related to ordinary share capital	7,213,260	7,213,260			
Initial funds, members' contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings					
Subordinated mutual member accounts					
Non-available subordinated mutual member accounts at group level					
Surplus funds					
Non-available surplus funds at group level					
Preference shares					
Non-available preference shares at group level					
Share premium account related to preference shares					
Non-available share premium account related to preference shares at group level					
Reconciliation reserve	6,025,116	6,025,116			
Subordinated liabilities	4,984,429		2,614,013	2,370,415	
Non-available subordinated liabilities at group level					
An amount equal to the value of net deferred tax assets	761,699				761,699
The amount equal to the value of net deferred tax assets not available at the group level					
Other items approved by supervisory authority as basic own funds not specified above					
Non available own funds related to other own funds items approved by supervisory authority	106,102	106,102			
Minority interests (if not reported as part of a specific own fund item)					
Non-available minority interests at group level					
Own funds from the financial statements that shall not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds					
Own funds from the financial statements that shall not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds					
Deductions					
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	1,397,012	1,397,012			
whereof deducted according to art 228 of the Directive 2009/138/EC	*730,017*	*730,017*			
Deductions for participations where there is non-availability of information (Article 229)					
Deduction for participations included by using D&A when a combination of methods is used	9,241,983	6,654,852	1,356,785	1,230,347	
Total of non-available own fund items	106,102	106,102			
Total deductions	**10,745,098**	**8,157,966**	**1,356,785**	**1,230,347**	
Total basic own funds after deductions	**8,560,612**	**5,401,617**	**1,257,228**	**1,140,068**	**761,699**
Ancillary own funds					
Unpaid and uncalled ordinary share capital callable on demand					
Unpaid and uncalled initial funds, members' contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand					
Unpaid and uncalled preference shares callable on demand					
A legally binding commitment to subscribe and pay for subordinated liabilities on demand					
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC					
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC					
Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC					
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC					
Non available ancillary own funds at group level					
Other ancillary own funds					
Total ancillary own funds					

CONTINUED >

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

9 SFCR 2019 Public QRTs

S.23.01.22 – Own Funds Group (continued)

Amounts in EUR thousands	**Total**	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Own funds of other financial sectors					
Credit institutions, investment firms, financial institutions, alternative investment fund managers, financial institutions - Total	611,752	611,752			
Institutions for occupational retirement provision					
Non regulated entities carrying out financial activities	55,244	55,244			
Total own funds of other financial sectors	666,995	666,995			
Own funds when using the D&A, exclusively or in combination of method 1					
Own funds aggregated when using the D&A and combination of method	9,241,983	6,654,852	1,356,785	1,230,347	
Own funds aggregated when using the D&A and a combination of method net of IGT	9,241,983	6,654,852	1,356,785	1,230,347	
Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	8,560,612	5,401,617	1,257,228	1,140,068	761,699
Total available own funds to meet the minimum consolidated group SCR	7,798,913	5,401,617	1,257,228	1,140,068	
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	8,560,612	5,401,617	1,257,228	1,140,068	761,699
Total eligible own funds to meet the minimum consolidated group SCR	7,107,570	5,401,617	1,257,228	448,725	
Minimum consolidated Group SCR	2,243,624				
Ratio of Eligible own funds to Minimum Consolidated Group SCR	*3.17*				
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A)	**18,469,591**	**12,723,463**	**2,614,013**	**2,370,415**	**761,699**
Group SCR	9,172,955				
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	*201%*				
Reconciliation reserve					
Excess of assets over liabilities	14,861,226				
Own shares (included as assets on the balance sheet)	276,502				
Foreseeable dividends, distributions and charges					
Other basic own fund items	8,297,778				
Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds	260,993				
Other non available own funds	837				
Reconciliation reserve before deduction for participations in other financial sector	6,025,116				
Expected profits					
Expected profits included in future premiums (EPIFP) - Life Business	1,542,027				
Expected profits included in future premiums (EPIFP) - Non- life business	19,196				
Total EPIFP	**1,561,223**				

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

10 SFCR 2019 Public QRTs

S.25.02.22 – Solvency Capital Requirement - for undertakings using the standard formula and partial internal model

Amounts in EUR thousands	Components description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0090	C0120
1	Market risk (SF)	1,348,592			
2	Market risk (IM)	2,760,235	2,760,235		
3	Counterparty default risk (SF)	286,849			
4	Counterparty default risk (IM)	16,014	16,014		
5	Life underwriting risk (SF)	1,079,570			
6	Life underwriting risk (IM)	2,286,682	2,286,682		
7	Health underwriting risk (SF)	321,640			
8	Health underwriting risk (IM)				
9	Non-life underwriting risk (SF)	139,549			
10	Non-life underwriting risk (IM)				
11	Intangible asset risk (SF)				
12	Intangible asset risk (IM)				
13	Operational risk (SF)	320,026			
14	Operational risk (IM)	308,112	308,112		
15	LAC Technical Provisions (negative amount) (SF)				
16	LAC Technical Provisions (negative amount) (IM)				
17	LAC Deferred Taxes (negative amount)	(781,714)			

Amounts in EUR thousands - Calculation of Solvency Capital Requirement		
Total undiversified components	R0110	8,085,554
Diversification	R0060	(3,049,965)
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160	
Solvency Capital Requirement excluding capital add-on	R0200	**5,035,589**
Capital add-on already set	R0210	
Solvency capital requirement for undertakings under consolidated method	R0220	**5,666,666**
Other information on SCR		
Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	(28,695)
Amount/estimate of the overall loss-absorbing capacity ot deferred taxes	R0310	(781,714)
Capital requirement for duration-based equity risk sub-module	R0400	
Total amount of Notional Solvency Capital Requirements for remaining part	R0410	5,323,513
Total amount of Notional Solvency Capital Requirements for ring fenced funds	R0420	73,190
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	128,261
Diversification effects due to RFF nSCR aggregation for article 304	R0440	
Minimum consolidated group solvency capital requirement	R0470	2,243,624
Information on other entities		
Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	489,375
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	436,168
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	6,973
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non-regulated entities carrying out financial activities	R0530	46,234
Capital requirement for non-controlled participation requirements	R0540	6,010
Capital requirement for residual undertakings	R0550	135,693
Overall SCR		
SCR for undertakings included via D and A	R0560	3,506,289
Solvency capital requirement	R0570	**9,172,955**

Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

11 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 5493009SPOGMHKCQG643 1 - LEI Transamerica Pacific 1 - Life insurance undertaking Corporation 2 - Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company, Ltd. US IESWU3ORVB7T21TZOK62 1 - LEI Transamerica Life 1 - Life insurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company US 0L6CM7SPOSGAEQJK0J73 1 - LEI Transamerica Premier Life 1 - Life insurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company US EG0GJY3CGOTGWBG64Z75 1 - LEI Transamerica Financial Life 1 - Life insurance undertaking Corporation 2 - Non-mutual New York Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company Financial Services US 549300XX9C0OGHTMTQ11 1 - LEI Transamerica Casualty 1 - Life insurance undertaking Corporation 2 - Non-mutual Ohio Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company Insurance US 549300FGO9JLKGVZTF71 1 - LEI River Ridge Insurance 1 - Life insurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Company Financial Regulation BM 5493005M7H149SPFW983 1 - LEI Transamerica Life 1 - Life insurance undertaking Exempted Company 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules International (Bermuda) Ltd Limited by Shares Authority BM 549300G481NLE2F1CB87 1 - LEI Transamerica Life 1 - Life insurance undertaking Limited by Shares 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules (Bermuda) Ltd. Authority NL 724500AM4MYHCTRLF551 1 - LEI N.V. Levensverzekering- 1 - Life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 33.33% 33.33% 33.33% 2 - Significant 33.33% 1 - Included in the scope 3 - Method 1: Adjusted equity method Maatschappij De Hoop vennootschap (NV) NL 5493003SPEWN841SWG39 1 - LEI AEGON Levensverzekering N.V. 1 - Life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (NV) NL 549300CHB5Q2591H4S21 1 - LEI AEGON Spaarkas N.V. 1 - Life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (NV) PL 259400V1O5VA6Q1W6M65 1 - LEI AEGON Towarzystwo 1 - Life insurance undertaking Private Company 2 - Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Ubezpieczen na Zycie Finansowego Spólka Akcyjna TR 789000YBW1GZ8EHB5L13 1 - LEI AEGON EMEKLILIK VE 1 - Life insurance undertaking Private Company 2 - Non-mutual Capital Markets Board of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 5 - Method 2: Solvency II HAYAT A.S. Turkey BR 54930095O77VVERKG006 1 - LEI Mongeral AEGON Seguros 1 - Life insurance undertaking Private Company 2 - Non-mutual Superintendência de 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 7 - Method 2: Local rules e Previdência SA Seguros Privados CN 3003008RJ9AEOYOVNK85 1 - LEI Aegon THTF Life Insurance 1 - Life insurance undertaking Private Company 2 - Non-mutual China Insurance 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 5 - Method 2: Solvency II Co., Ltd. Regulatory Commission JP 3538001467IJKQTVXZ11 1 - LEI AEGON Sony Life Insurance 1 - Life insurance undertaking Private Company 2 - Non-mutual Financial Services Agency 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 7 - Method 2: Local rules Co., Ltd. (Japan) GB 213800X1T29YFAYMPC26 1 - LEI Scottish Equitable plc 1 - Life insurance undertaking Public Limited 2 - Non-mutual The Prudential Regulation 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company Authority IN 3358006ZVG6LSYJNV614 1 - LEI Aegon Life Insurance 1 - Life insurance undertaking Public Limited 2 - Non-mutual Insurance Regulatory and 49.00% 49.00% 49.00% Aegon has a call option over Aegon Employee 2 - Significant 49.00% 1 - Included in the scope 5 - Method 2: Solvency II Company Limited Company Development Authority Benefits Trust and could have a call option over a portion of BCCL’s shares in India JV. ES 9598007TGFFJ24RXG723 1 - LEI Liberbank Vida y Pensiones, 1 - Life insurance undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 50.00% 50.00% 50.00% Generally decisions adopted by absolute majority of 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Seguros y Reaseguros S.A. (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation Pensiones when 2/3 of votes is required.  Aegon has no control. but exercises this along with other shareholder. ES 959800TNUM2TV0D7HB66 1 - LEI SANTANDER VIDA SEGUROS 1 - Life insurance undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional Y REASEGUROS, S.A. (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation Pensiones when 2/3 of votes is required.  Aegon has no control. but exercises this along with other shareholder. PT 959800S4Y2DCN7EVAG59 1 - LEI AEGON SANTANDER 1 - Life insurance undertaking Sociedade anónima 2 - Non-mutual Autoridade de Supervisão 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional PORTUGAL VIDA - (SA) de Seguros e Fundos de shares. exceptions exist Reserving related matters consolidation COMPANHIA DE SEGUROS Pensões when 2/3 of votes is required.  Aegon has no control. DE VIDA S.A. but exercises this along with other shareholder. IE 5493009T9CZP0MOE0E15 1 - LEI Esprit Insurance Designated 2 - Non life insurance undertaking Designated Activity 2 - Non-mutual Central Bank of Ireland 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Activity Company Company (Ltd. by Shares) (DAC) GB 2138006PPB8GBYSGJC74 1 - LEI Stonebridge International 2 - Non life insurance undertaking Limited by Shares 2 - Non-mutual The Prudential Regulation 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Ltd. Authority NL 549300TPP7QUEOY5QS39 1 - LEI AEGON Schadeverzekering 2 - Non life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation N.V. vennootschap (NV) ES 959800DGNJ1GACEM9J49 1 - LEI SANTANDER GENERALES 2 - Non life insurance undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional SEGUROS Y REASEGUROS, (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation S.A. Pensiones when 2/3 of votes is required.  Aegon has no control. but exercises this along with other shareholder. PT 9598001GSAW026UNLE02 1 - LEI AEGON SANTANDER 2 - Non life insurance undertaking Sociedade anónima 2 - Non-mutual Autoridade de Supervisão 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional PORTUGAL NÃO VIDA - (SA) de Seguros e Fundos de shares. exceptions exist Reserving related matters consolidation COMPANHIA DE Pensões when 2/3 of votes is required.  Aegon has no control. SEGUROS S.A. but exercises this along with other shareholder. HU 2138002WE79XZSYJB750 1 - LEI AEGON Magyarország 4 - Composite undertaking Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Általános Biztosító Zártköruen Muködo Részvénytársaság ES 549300CUCUP9990FPP88 1 - LEI AEGON España, S.A.U. de 4 - Composite undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Seguros y Reaseguros Unipersonal (SAU) Seguros y Fondos de Pensiones US 5493005N0P0HDBHNGS46 1 - LEI Ironwood Re Corp. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules US 549300PLTRQIXEQSKZ20 1 - LEI TLIC Oakbrook Reinsurance 3 - Reinsurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Inc. US 549300Y0RURXSZUUM173 1 - LEI TLIC Watertree Reinsurance 3 - Reinsurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Inc. US 549300Q4BUS0CAEMHR56 1 - LEI LIICA Re II, Inc. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Financial Regulation CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited11 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 5493009SPOGMHKCQG643 1 - LEI Transamerica Pacific 1 - Life insurance undertaking Corporation 2 - Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company, Ltd. US IESWU3ORVB7T21TZOK62 1 - LEI Transamerica Life 1 - Life insurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company US 0L6CM7SPOSGAEQJK0J73 1 - LEI Transamerica Premier Life 1 - Life insurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company US EG0GJY3CGOTGWBG64Z75 1 - LEI Transamerica Financial Life 1 - Life insurance undertaking Corporation 2 - Non-mutual New York Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company Financial Services US 549300XX9C0OGHTMTQ11 1 - LEI Transamerica Casualty 1 - Life insurance undertaking Corporation 2 - Non-mutual Ohio Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Insurance Company Insurance US 549300FGO9JLKGVZTF71 1 - LEI River Ridge Insurance 1 - Life insurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Company Financial Regulation BM 5493005M7H149SPFW983 1 - LEI Transamerica Life 1 - Life insurance undertaking Exempted Company 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules International (Bermuda) Ltd Limited by Shares Authority BM 549300G481NLE2F1CB87 1 - LEI Transamerica Life 1 - Life insurance undertaking Limited by Shares 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules (Bermuda) Ltd. Authority NL 724500AM4MYHCTRLF551 1 - LEI N.V. Levensverzekering- 1 - Life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 33.33% 33.33% 33.33% 2 - Significant 33.33% 1 - Included in the scope 3 - Method 1: Adjusted equity method Maatschappij De Hoop vennootschap (NV) NL 5493003SPEWN841SWG39 1 - LEI AEGON Levensverzekering N.V. 1 - Life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (NV) NL 549300CHB5Q2591H4S21 1 - LEI AEGON Spaarkas N.V. 1 - Life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (NV) PL 259400V1O5VA6Q1W6M65 1 - LEI AEGON Towarzystwo 1 - Life insurance undertaking Private Company 2 - Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Ubezpieczen na Zycie Finansowego Spólka Akcyjna TR 789000YBW1GZ8EHB5L13 1 - LEI AEGON EMEKLILIK VE 1 - Life insurance undertaking Private Company 2 - Non-mutual Capital Markets Board of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 5 - Method 2: Solvency II HAYAT A.S. Turkey BR 54930095O77VVERKG006 1 - LEI Mongeral AEGON Seguros 1 - Life insurance undertaking Private Company 2 - Non-mutual Superintendência de 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 7 - Method 2: Local rules e Previdência SA Seguros Privados CN 3003008RJ9AEOYOVNK85 1 - LEI Aegon THTF Life Insurance 1 - Life insurance undertaking Private Company 2 - Non-mutual China Insurance 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 5 - Method 2: Solvency II Co., Ltd. Regulatory Commission JP 3538001467IJKQTVXZ11 1 - LEI AEGON Sony Life Insurance 1 - Life insurance undertaking Private Company 2 - Non-mutual Financial Services Agency 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 7 - Method 2: Local rules Co., Ltd. (Japan) GB 213800X1T29YFAYMPC26 1 - LEI Scottish Equitable plc 1 - Life insurance undertaking Public Limited 2 - Non-mutual The Prudential Regulation 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company Authority IN 3358006ZVG6LSYJNV614 1 - LEI Aegon Life Insurance 1 - Life insurance undertaking Public Limited 2 - Non-mutual Insurance Regulatory and 49.00% 49.00% 49.00% Aegon has a call option over Aegon Employee 2 - Significant 49.00% 1 - Included in the scope 5 - Method 2: Solvency II Company Limited Company Development Authority Benefits Trust and could have a call option over a portion of BCCL’s shares in India JV. ES 9598007TGFFJ24RXG723 1 - LEI Liberbank Vida y Pensiones, 1 - Life insurance undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 50.00% 50.00% 50.00% Generally decisions adopted by absolute majority of 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Seguros y Reaseguros S.A. (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation Pensiones when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. ES 959800TNUM2TV0D7HB66 1 - LEI SANTANDER VIDA SEGUROS 1 - Life insurance undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional Y REASEGUROS, S.A. (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation Pensiones when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. PT 959800S4Y2DCN7EVAG59 1 - LEI AEGON SANTANDER 1 - Life insurance undertaking Sociedade anónima 2 - Non-mutual Autoridade de Supervisão 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional PORTUGAL VIDA - (SA) de Seguros e Fundos de shares. exceptions exist Reserving related matters consolidation COMPANHIA DE SEGUROS Pensões when 2/3 of votes is required. Aegon has no control. DE VIDA S.A. but exercises this along with other shareholder. IE 5493009T9CZP0MOE0E15 1 - LEI Esprit Insurance Designated 2 - Non life insurance undertaking Designated Activity 2 - Non-mutual Central Bank of Ireland 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Activity Company Company (Ltd. by Shares) (DAC) GB 2138006PPB8GBYSGJC74 1 - LEI Stonebridge International 2 - Non life insurance undertaking Limited by Shares 2 - Non-mutual The Prudential Regulation 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Ltd. Authority NL 549300TPP7QUEOY5QS39 1 - LEI AEGON Schadeverzekering 2 - Non life insurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation N.V. vennootschap (NV) ES 959800DGNJ1GACEM9J49 1 - LEI SANTANDER GENERALES 2 - Non life insurance undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional SEGUROS Y REASEGUROS, (SA) Seguros y Fondos de shares. exceptions exist Reserving related matters consolidation S.A. Pensiones when 2/3 of votes is required. Aegon has no control. but exercises this along with other shareholder. PT 9598001GSAW026UNLE02 1 - LEI AEGON SANTANDER 2 - Non life insurance undertaking Sociedade anónima 2 - Non-mutual Autoridade de Supervisão 51.00% 51.00% 51.00% Generally decisions adopted by absolute majority of 2 - Significant 51.00% 1 - Included in the scope 2 - Method 1: Proportional PORTUGAL NÃO VIDA - (SA) de Seguros e Fundos de shares. exceptions exist Reserving related matters consolidation COMPANHIA DE Pensões when 2/3 of votes is required. Aegon has no control. SEGUROS S.A. but exercises this along with other shareholder. HU 2138002WE79XZSYJB750 1 - LEI AEGON Magyarország 4 - Composite undertaking Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Általános Biztosító Zártköruen Muködo Részvénytársaság ES 549300CUCUP9990FPP88 1 - LEI AEGON España, S.A.U. de 4 - Composite undertaking Sociedad Anónima 2 - Non-mutual Direccion General de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Seguros y Reaseguros Unipersonal (SAU) Seguros y Fondos de Pensiones US 5493005N0P0HDBHNGS46 1 - LEI Ironwood Re Corp. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules US 549300PLTRQIXEQSKZ20 1 - LEI TLIC Oakbrook Reinsurance 3 - Reinsurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Inc. US 549300Y0RURXSZUUM173 1 - LEI TLIC Watertree Reinsurance 3 - Reinsurance undertaking Corporation 2 - Non-mutual Iowa Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Inc. US 549300Q4BUS0CAEMHR56 1 - LEI LIICA Re II, Inc. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Financial Regulation CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

12 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300R1CL1OVOLXL798 1 - LEI MLIC Re I, Inc. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Financial Regulation US 549300UL5IBO9DIQJ515 1 - LEI Pine Falls Re, Inc. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Financial Regulation BM 549300LHOHO3NF3RMJ73 1 - LEI SA Reinsurance Ltd. 3 - Reinsurance undertaking Limited by Shares 2 - Non-mutual Bermuda Monetary 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 7 - Method 2: Local rules Authority BM 549300F53XTGWVRTP875 1 - LEI Transamerica International 3 - Reinsurance undertaking Limited by Shares 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Re (Bermuda) Ltd. Authority NL 549300LR1M1H1UFEDH67 1 - LEI Blue Square Re N.V. 3 - Reinsurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (NV) BR 549300C4PPOXUZVGZF76 1 - LEI Transamerica International Re 3 - Reinsurance undertaking Private Company 2 - Non-mutual Superintendência de 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method Escritorio de Representacao Seguros Privados no Brasil Ltd NL 724500GN5HQ87O4RLC12 1 - LEI AEGON Brazil Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (BV) as defined in Article 212(1) (f) of Directive 2009/138/EC NL 724500TOC1GK64ILRE95 1 - LEI AEGON DMS Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 7245007CB23NPKLTAF76 1 - LEI AEGON Hungary Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 7245005V3YIB25655F12 1 - LEI AEGON Hungary Holding II 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation B.V. as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500BNI7FJN7RDZL50 1 - LEI AEGON India Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500DI4AFL8RDQEG22 1 - LEI AEGON International B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500NHLYEPGXHSA148 1 - LEI AEGON Poland/Romania 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Holding B.V. as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500VCE5M77E44XC35 1 - LEI AEGON Spain Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500J2DTRKSYFGBT31 1 - LEI AEGON Turkey Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC US 549300EK264PVU3MXI25 1 - LEI AEGON Management 5 - Insurance holding company Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company as defined in Article 212(1) (f) of Directive 2009/138/EC US 549300MWIOC0W2Z2ZM36 1 - LEI Commonwealth General 5 - Insurance holding company Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation as defined in Article 212(1) (f) of Directive 2009/138/EC US FY3O3L8GSDIMQ51Q5H26 1 - LEI Transamerica Corporation 5 - Insurance holding company Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800S7RU2S9VUO2227 1 - LEI AEGON Holdings (UK) Limited 5 - Insurance holding company Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800FHP235751PZS37 1 - LEI Scottish Equitable Holdings 5 - Insurance holding company Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Limited as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800UR9NMDEAS51K32 1 - LEI Cornerstone International 5 - Insurance holding company Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Holdings Ltd. as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800HW5JU8BA4IMC33 1 - LEI AEGON UK plc 5 - Insurance holding company Public Limited 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of Company Directive 2009/138/EC NL 724500XKR0HKSLU3IX44 1 - LEI AEGON Europe Holding B.V. 7 - Mixed financial holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1)(h) of vennootschap (BV) Directive 2009/138/EC NL O4QK7KMMK83ITNTHUG69 1 - LEI AEGON N.V. 7 - Mixed financial holding company Naamloze 2 - Non-mutual 1 - Dominant 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1)(h) of vennootschap (NV) Directive 2009/138/EC NL 549300Q3DX11LN548072 1 - LEI AEGON Nederland N.V. 7 - Mixed financial holding company Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1)(h) of vennootschap (NV) Directive 2009/138/EC ES 959800STA0C4RRLGAB80 1 - LEI AEGON Administracion y 10 - Ancillary services undertaking Agrupación de 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Servicios Aie as defined in Article 1 (53) of Interés Económico Delegated Regulation (EU) 2015/35 (AIE) NL 27076669NL10009 2 - Specific PBTC (Powered By 10 - Ancillary services undertaking Besloten 2 - Non-mutual 23.09% 23.09% 23.09% 2 - Significant 23.09% 1 - Included in the scope 3 - Method 1: Adjusted equity method code The Crowd) B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited12 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300R1CL1OVOLXL798 1 - LEI MLIC Re I, Inc. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Financial Regulation US 549300UL5IBO9DIQJ515 1 - LEI Pine Falls Re, Inc. 3 - Reinsurance undertaking Corporation 2 - Non-mutual Vermont Department of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Financial Regulation BM 549300LHOHO3NF3RMJ73 1 - LEI SA Reinsurance Ltd. 3 - Reinsurance undertaking Limited by Shares 2 - Non-mutual Bermuda Monetary 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 7 - Method 2: Local rules Authority BM 549300F53XTGWVRTP875 1 - LEI Transamerica International 3 - Reinsurance undertaking Limited by Shares 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 7 - Method 2: Local rules Re (Bermuda) Ltd. Authority NL 549300LR1M1H1UFEDH67 1 - LEI Blue Square Re N.V. 3 - Reinsurance undertaking Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (NV) BR 549300C4PPOXUZVGZF76 1 - LEI Transamerica International Re 3 - Reinsurance undertaking Private Company 2 - Non-mutual Superintendência de 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method Escritorio de Representacao Seguros Privados no Brasil Ltd NL 724500GN5HQ87O4RLC12 1 - LEI AEGON Brazil Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation vennootschap (BV) as defined in Article 212(1) (f) of Directive 2009/138/EC NL 724500TOC1GK64ILRE95 1 - LEI AEGON DMS Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 7245007CB23NPKLTAF76 1 - LEI AEGON Hungary Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 7245005V3YIB25655F12 1 - LEI AEGON Hungary Holding II 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation B.V. as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500BNI7FJN7RDZL50 1 - LEI AEGON India Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500DI4AFL8RDQEG22 1 - LEI AEGON International B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500NHLYEPGXHSA148 1 - LEI AEGON Poland/Romania 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Holding B.V. as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500VCE5M77E44XC35 1 - LEI AEGON Spain Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC NL 724500J2DTRKSYFGBT31 1 - LEI AEGON Turkey Holding B.V. 5 - Insurance holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of vennootschap (BV) Directive 2009/138/EC US 549300EK264PVU3MXI25 1 - LEI AEGON Management 5 - Insurance holding company Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company as defined in Article 212(1) (f) of Directive 2009/138/EC US 549300MWIOC0W2Z2ZM36 1 - LEI Commonwealth General 5 - Insurance holding company Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation as defined in Article 212(1) (f) of Directive 2009/138/EC US FY3O3L8GSDIMQ51Q5H26 1 - LEI Transamerica Corporation 5 - Insurance holding company Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800S7RU2S9VUO2227 1 - LEI AEGON Holdings (UK) Limited 5 - Insurance holding company Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800FHP235751PZS37 1 - LEI Scottish Equitable Holdings 5 - Insurance holding company Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Limited as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800UR9NMDEAS51K32 1 - LEI Cornerstone International 5 - Insurance holding company Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Holdings Ltd. as defined in Article 212(1) (f) of Directive 2009/138/EC GB 213800HW5JU8BA4IMC33 1 - LEI AEGON UK plc 5 - Insurance holding company Public Limited 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1) (f) of Company Directive 2009/138/EC NL 724500XKR0HKSLU3IX44 1 - LEI AEGON Europe Holding B.V. 7 - Mixed financial holding company Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1)(h) of vennootschap (BV) Directive 2009/138/EC NL O4QK7KMMK83ITNTHUG69 1 - LEI AEGON N.V. 7 - Mixed financial holding company Naamloze 2 - Non-mutual 1 - Dominant 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1)(h) of vennootschap (NV) Directive 2009/138/EC NL 549300Q3DX11LN548072 1 - LEI AEGON Nederland N.V. 7 - Mixed financial holding company Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 212(1)(h) of vennootschap (NV) Directive 2009/138/EC ES 959800STA0C4RRLGAB80 1 - LEI AEGON Administracion y 10 - Ancillary services undertaking Agrupación de 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Servicios Aie as defined in Article 1 (53) of Interés Económico Delegated Regulation (EU) 2015/35 (AIE) NL 27076669NL10009 2 - Specific PBTC (Powered By 10 - Ancillary services undertaking Besloten 2 - Non-mutual 23.09% 23.09% 23.09% 2 - Significant 23.09% 1 - Included in the scope 3 - Method 1: Adjusted equity method code The Crowd) B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

13 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking NL 27076669NL10013 2 - Specific AMVEST Core Fund 10 - Ancillary services undertaking Besloten 2 - Non-mutual 28.29% 28.29% 28.29% 2 - Significant 28.29% 1 - Included in the scope 2 - Method 1: Proportional code as defined in Article 1 (53) of vennootschap (BV) consolidation Delegated Regulation (EU) 2015/35 NL 27076669NL10014 2 - Specific AMVEST Living & Care Fund 10 - Ancillary services undertaking Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional code as defined in Article 1 (53) of vennootschap (BV) consolidation Delegated Regulation (EU) 2015/35 NL 724500XN2QI8YGC9R673 1 - LEI AMVEST Vastgoed B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional as defined in Article 1 (53) of vennootschap (BV) consolidation Delegated Regulation (EU) 2015/35 NL 724500XV5S7H3JY72005 1 - LEI AEGON Administratie B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500TPYP3DXYWG9N63 1 - LEI AEGON Administratieve 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Dienstverlening B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500UH6Q0L2X7W1E02 1 - LEI Aegon Advies B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500FULFF65L4FGQ78 1 - LEI AEGON Bemiddeling B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 72450030UBZJ2I3F1M72 1 - LEI AEGON Capital Management 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation US B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 7245004PI4RB6Z2IA840 1 - LEI Aegon DL B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500GPD8BLPYEIBI04 1 - LEI AEGON Global Investment 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Fund B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500NP0V3C855X2210 1 - LEI AEGON Vast Goed III B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500ULUXMNKCYSAZ11 1 - LEI AEGON Vast Goed IV B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 27076669NL10012 2 - Specific AMVEST Development 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation code Fund B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500CRNPD9VT3I5993 1 - LEI AMVEST Home Free B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500C6N7L40T8E2449 1 - LEI OBRA SERVICES B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 7245004OZYVVG24VCN52 1 - LEI TKP Pensioen B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500NZPODZAC8SI487 1 - LEI Vastgoedmaatschappij 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inpa B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 27076669NL10017 2 - Specific Risk Groep B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method code as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 549300NP1U0PJA5T9N08 1 - LEI Coöperatieve AEGON 10 - Ancillary services undertaking Coöperatie 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Financieringsmaatschappij as defined in Article 1 (53) of U.A. Delegated Regulation (EU) 2015/35 US 549300KV2W3QZ8UJ3251 1 - LEI US PENG, INC. 10 - Ancillary services undertaking Corporation 1 - Mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300P14I8AMF56R295 1 - LEI AEGON Asset Management 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300MZ6RZWGMOPSM17 1 - LEI AEGON Institutional Markets, 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300WQR0QLZKV7PY19 1 - LEI AUSA Properties, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300LDNKDB2BD4NJ66 1 - LEI Creditor Resources, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300XBOVRBRXXK6328 1 - LEI CRI Solutions, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300VQ0NE08PBZTO04 1 - LEI Financial Planning Services, 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited13 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking NL 27076669NL10013 2 - Specific AMVEST Core Fund 10 - Ancillary services undertaking Besloten 2 - Non-mutual 28.29% 28.29% 28.29% 2 - Significant 28.29% 1 - Included in the scope 2 - Method 1: Proportional code as defined in Article 1 (53) of vennootschap (BV) consolidation Delegated Regulation (EU) 2015/35 NL 27076669NL10014 2 - Specific AMVEST Living & Care Fund 10 - Ancillary services undertaking Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional code as defined in Article 1 (53) of vennootschap (BV) consolidation Delegated Regulation (EU) 2015/35 NL 724500XN2QI8YGC9R673 1 - LEI AMVEST Vastgoed B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional as defined in Article 1 (53) of vennootschap (BV) consolidation Delegated Regulation (EU) 2015/35 NL 724500XV5S7H3JY72005 1 - LEI AEGON Administratie B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500TPYP3DXYWG9N63 1 - LEI AEGON Administratieve 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Dienstverlening B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500UH6Q0L2X7W1E02 1 - LEI Aegon Advies B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500FULFF65L4FGQ78 1 - LEI AEGON Bemiddeling B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 72450030UBZJ2I3F1M72 1 - LEI AEGON Capital Management 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation US B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 7245004PI4RB6Z2IA840 1 - LEI Aegon DL B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500GPD8BLPYEIBI04 1 - LEI AEGON Global Investment 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Fund B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500NP0V3C855X2210 1 - LEI AEGON Vast Goed III B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500ULUXMNKCYSAZ11 1 - LEI AEGON Vast Goed IV B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 27076669NL10012 2 - Specific AMVEST Development 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation code Fund B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500CRNPD9VT3I5993 1 - LEI AMVEST Home Free B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500C6N7L40T8E2449 1 - LEI OBRA SERVICES B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 7245004OZYVVG24VCN52 1 - LEI TKP Pensioen B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500NZPODZAC8SI487 1 - LEI Vastgoedmaatschappij 10 - Ancillary services undertaking Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inpa B.V. as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 27076669NL10017 2 - Specific Risk Groep B.V. 10 - Ancillary services undertaking Besloten 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method code as defined in Article 1 (53) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 549300NP1U0PJA5T9N08 1 - LEI Coöperatieve AEGON 10 - Ancillary services undertaking Coöperatie 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Financieringsmaatschappij as defined in Article 1 (53) of U.A. Delegated Regulation (EU) 2015/35 US 549300KV2W3QZ8UJ3251 1 - LEI US PENG, INC. 10 - Ancillary services undertaking Corporation 1 - Mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300P14I8AMF56R295 1 - LEI AEGON Asset Management 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300MZ6RZWGMOPSM17 1 - LEI AEGON Institutional Markets, 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300WQR0QLZKV7PY19 1 - LEI AUSA Properties, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300LDNKDB2BD4NJ66 1 - LEI Creditor Resources, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300XBOVRBRXXK6328 1 - LEI CRI Solutions, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300VQ0NE08PBZTO04 1 - LEI Financial Planning Services, 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

14 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300ORWQA6WAZ3G755 1 - LEI Garnet Assurance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation II as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493001EJGY2YS9Y7S04 1 - LEI Massachusetts Fidelity 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Trust Company as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300SPI8S6R3YR2783 1 - LEI Money Services, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300GKCL1NYZEN7S04 1 - LEI Monumental General 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Administrators, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ULKN30UL3LRR16 1 - LEI Short Hills Management 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300O481B1WNR3BV29 1 - LEI Stonebridge Benefit 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300LKJPB2EV1AMX05 1 - LEI TCF Asset Management 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CUIWISO4KODK51 1 - LEI TCFC Air Holdings, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493002R0X63RCGUU797 1 - LEI TCFC Asset Holdings, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300W3DDOKZCX5MG29 1 - LEI The AEGON Trust 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300YNC64TFC2ERA21 1 - LEI Transamerica Accounts 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Holding Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DXM2KFUK280891 1 - LEI Transamerica Affordable 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Housing, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300404NXDZDER4F48 1 - LEI Transamerica Capital, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300H5AD20UE1SRD14 1 - LEI Transamerica Commercial 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Finance Corporation, I as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300UE4P7N6SM75991 1 - LEI Transamerica Corporation 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CNQ8U5YYVYF622 1 - LEI Transamerica Finance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ZI1REXKDS0XX96 1 - LEI Transamerica Fund 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CGVBCZVNTSYM45 1 - LEI Transamerica Home Loan 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300FO5QGHCQB22X64 1 - LEI Transamerica Investors 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Securities Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300R1FYMIVFX3C461 1 - LEI Transamerica Resources, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300JGJLZXUHZOOX52 1 - LEI Transamerica Stable Value 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Solutions Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DS4RCPX06MWR62 1 - LEI Transamerica Vendor Financial 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493005PYDPCCVG6AB02 1 - LEI United Financial Services, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300QPPLKNB32B8133 1 - LEI World Financial Group, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ECYE0GJJX8UW74 1 - LEI Zahorik Company, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493007KU4DY8WGBFS15 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited14 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300ORWQA6WAZ3G755 1 - LEI Garnet Assurance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation II as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493001EJGY2YS9Y7S04 1 - LEI Massachusetts Fidelity 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Trust Company as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300SPI8S6R3YR2783 1 - LEI Money Services, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300GKCL1NYZEN7S04 1 - LEI Monumental General 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Administrators, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ULKN30UL3LRR16 1 - LEI Short Hills Management 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300O481B1WNR3BV29 1 - LEI Stonebridge Benefit 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300LKJPB2EV1AMX05 1 - LEI TCF Asset Management 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CUIWISO4KODK51 1 - LEI TCFC Air Holdings, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493002R0X63RCGUU797 1 - LEI TCFC Asset Holdings, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300W3DDOKZCX5MG29 1 - LEI The AEGON Trust 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300YNC64TFC2ERA21 1 - LEI Transamerica Accounts 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Holding Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DXM2KFUK280891 1 - LEI Transamerica Affordable 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Housing, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300404NXDZDER4F48 1 - LEI Transamerica Capital, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300H5AD20UE1SRD14 1 - LEI Transamerica Commercial 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Finance Corporation, I as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300UE4P7N6SM75991 1 - LEI Transamerica Corporation 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CNQ8U5YYVYF622 1 - LEI Transamerica Finance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ZI1REXKDS0XX96 1 - LEI Transamerica Fund 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300CGVBCZVNTSYM45 1 - LEI Transamerica Home Loan 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300FO5QGHCQB22X64 1 - LEI Transamerica Investors 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Securities Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300R1FYMIVFX3C461 1 - LEI Transamerica Resources, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300JGJLZXUHZOOX52 1 - LEI Transamerica Stable Value 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Solutions Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DS4RCPX06MWR62 1 - LEI Transamerica Vendor Financial 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Corporation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493005PYDPCCVG6AB02 1 - LEI United Financial Services, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300QPPLKNB32B8133 1 - LEI World Financial Group, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300ECYE0GJJX8UW74 1 - LEI Zahorik Company, Inc. 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493007KU4DY8WGBFS15 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

15 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300CTAPOEO82TRN22 1 - LEI AEGON Financial Services 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Group, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300Q8UW4HQ7M5SK87 1 - LEI Garnet Assurance Corporation 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300Z1I3GL0EVGDC83 1 - LEI Garnet Assurance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Corporation III as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493004KN1HJBMBKOV75 1 - LEI Intersecurities Insurance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Agency, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DTU38NRL2H6996 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 3A, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300V5HD7QXIXVV767 1 - LEI Transamerica Affinity 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DZA4ZCLQ8JE491 1 - LEI Transamerica Asset 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Management, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method US 5493006U134HNBT21U73 1 - LEI World Financial Group 10 - Ancillary services undertaking Insurance Agency of as defined in Article 1 (53) of Massachusetts, Inc Delegated Regulation (EU) 2015/35 US 549300D5WJ1NKU3G7S55 1 - LEI World Financial Group 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Insurance Agency of as defined in Article 1 (53) of Wyoming, Inc. Delegated Regulation (EU) 2015/35 US 549300UW0QON3GN6KL42 1 - LEI World Financial Group 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Insurance Agency, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300JW32XCZSHI0878 1 - LEI Transamerica Financial 10 - Ancillary services undertaking Corporation 2 - Non-mutual Financial Industry 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Advisors, Inc. as defined in Article 1 (53) of Regulatory Authority Delegated Regulation (EU) 2015/35 US 549300HNPLHEUTETWZ90 1 - LEI World Financial Group 10 - Ancillary services undertaking Corporation 2 - Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Insurance Agency of as defined in Article 1 (53) of Hawaii, Inc. Delegated Regulation (EU) 2015/35 KY 549300ZKTUZSV15HAV29 1 - LEI Cedar Funding, Ltd. 10 - Ancillary services undertaking Exempted Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Limited by Shares Delegated Regulation (EU) 2015/35 BM 54930060R8GMDFCYEZ34 1 - LEI Primus Guaranty Ltd. 10 - Ancillary services undertaking Exempted Company 2 - Non-mutual Bermuda Monetary 20.00% 20.00% 20.00% 2 - Significant 20.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Limited by Shares Authority Delegated Regulation (EU) 2015/35 BM 54930063LHUJIUBMOI77 1 - LEI Transamerica (Bermuda) 10 - Ancillary services undertaking Exempted Company 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Center, Ltd. as defined in Article 1 (53) of Limited by Shares Authority Delegated Regulation (EU) 2015/35 US 549300LOE2LOY8DQQV68 1 - LEI AEGON Transamerica 10 - Ancillary services undertaking Foundation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Foundation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300VV3PPLEUXOL890 1 - LEI Transamerica Institute 10 - Ancillary services undertaking Foundation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 GB 213800NTHB13U889C602 1 - LEI AEGON EDC Limited 10 - Ancillary services undertaking Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 HK 213800VY8S65RR6E8L74 1 - LEI Aegon Insights Limited 10 - Ancillary services undertaking Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 HK 213800M7EAHGN1HTAL11 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Limited by Shares 2 - Non-mutual The Hong Kong 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Insurance Broker as defined in Article 1 (53) of Confederation of Insurance (HK) Limited Delegated Regulation (EU) 2015/35 Brokers US 54930050MSHDNHYDEC28 1 - LEI Aegon LIHTC Fund 51, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300MXWLP5OKI7K463 1 - LEI Aegon LIHTC Fund 57, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ELQY6BPLF14V79 1 - LEI AMTAX Holdings 561 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300P1FGCXCUE5U774 1 - LEI Apollo Housing Capital 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method Arrowhead Gardens, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OBX4SSOCT8RX94 1 - LEI Garnet LIHTC Fund III, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930031M55TCAH2GK62 1 - LEI Garnet LIHTC Fund X, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited15 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300CTAPOEO82TRN22 1 - LEI AEGON Financial Services 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Group, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300Q8UW4HQ7M5SK87 1 - LEI Garnet Assurance Corporation 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300Z1I3GL0EVGDC83 1 - LEI Garnet Assurance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Corporation III as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 5493004KN1HJBMBKOV75 1 - LEI Intersecurities Insurance 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Agency, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DTU38NRL2H6996 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 3A, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300V5HD7QXIXVV767 1 - LEI Transamerica Affinity 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Services, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300DZA4ZCLQ8JE491 1 - LEI Transamerica Asset 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Management, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method US 5493006U134HNBT21U73 1 - LEI World Financial Group 10 - Ancillary services undertaking Insurance Agency of as defined in Article 1 (53) of Massachusetts, Inc Delegated Regulation (EU) 2015/35 US 549300D5WJ1NKU3G7S55 1 - LEI World Financial Group 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Insurance Agency of as defined in Article 1 (53) of Wyoming, Inc. Delegated Regulation (EU) 2015/35 US 549300UW0QON3GN6KL42 1 - LEI World Financial Group 10 - Ancillary services undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Insurance Agency, Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300JW32XCZSHI0878 1 - LEI Transamerica Financial 10 - Ancillary services undertaking Corporation 2 - Non-mutual Financial Industry 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Advisors, Inc. as defined in Article 1 (53) of Regulatory Authority Delegated Regulation (EU) 2015/35 US 549300HNPLHEUTETWZ90 1 - LEI World Financial Group 10 - Ancillary services undertaking Corporation 2 - Non-mutual Hawaii Insurance Division 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Insurance Agency of as defined in Article 1 (53) of Hawaii, Inc. Delegated Regulation (EU) 2015/35 KY 549300ZKTUZSV15HAV29 1 - LEI Cedar Funding, Ltd. 10 - Ancillary services undertaking Exempted Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Limited by Shares Delegated Regulation (EU) 2015/35 BM 54930060R8GMDFCYEZ34 1 - LEI Primus Guaranty Ltd. 10 - Ancillary services undertaking Exempted Company 2 - Non-mutual Bermuda Monetary 20.00% 20.00% 20.00% 2 - Significant 20.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Limited by Shares Authority Delegated Regulation (EU) 2015/35 BM 54930063LHUJIUBMOI77 1 - LEI Transamerica (Bermuda) 10 - Ancillary services undertaking Exempted Company 2 - Non-mutual Bermuda Monetary 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Center, Ltd. as defined in Article 1 (53) of Limited by Shares Authority Delegated Regulation (EU) 2015/35 US 549300LOE2LOY8DQQV68 1 - LEI AEGON Transamerica 10 - Ancillary services undertaking Foundation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Foundation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300VV3PPLEUXOL890 1 - LEI Transamerica Institute 10 - Ancillary services undertaking Foundation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 GB 213800NTHB13U889C602 1 - LEI AEGON EDC Limited 10 - Ancillary services undertaking Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 HK 213800VY8S65RR6E8L74 1 - LEI Aegon Insights Limited 10 - Ancillary services undertaking Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 HK 213800M7EAHGN1HTAL11 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Limited by Shares 2 - Non-mutual The Hong Kong 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Insurance Broker as defined in Article 1 (53) of Confederation of Insurance (HK) Limited Delegated Regulation (EU) 2015/35 Brokers US 54930050MSHDNHYDEC28 1 - LEI Aegon LIHTC Fund 51, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300MXWLP5OKI7K463 1 - LEI Aegon LIHTC Fund 57, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ELQY6BPLF14V79 1 - LEI AMTAX Holdings 561 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300P1FGCXCUE5U774 1 - LEI Apollo Housing Capital 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method Arrowhead Gardens, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OBX4SSOCT8RX94 1 - LEI Garnet LIHTC Fund III, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930031M55TCAH2GK62 1 - LEI Garnet LIHTC Fund X, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

16 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300T9OFZU82K3H547 1 - LEI Garnet LIHTC Fund XII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JTLC7F10FPYS37 1 - LEI Garnet LIHTC Fund XII-A, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U4XXD62OFMXH76 1 - LEI Garnet LIHTC Fund XII-B, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930035LGY1QUM0H065 1 - LEI Garnet LIHTC Fund XII-C, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ALP4RVGGLMOM10 1 - LEI Garnet LIHTC Fund XIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300H5URJHRYYLJT18 1 - LEI Garnet LIHTC Fund XIII-A, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300MFKHXLJ4LX2K59 1 - LEI Garnet LIHTC Fund XIII-B, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RFMCWODN7YQ360 1 - LEI Garnet LIHTC Fund XIV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UX38Y28QDO5T34 1 - LEI Garnet LIHTC Fund XIX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493005ETTV62RSFML59 1 - LEI Garnet LIHTC Fund XL, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300C7NL5X8PJ63472 1 - LEI Garnet LIHTC Fund XLII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300LMLL5NEH96OZ59 1 - LEI Garnet LIHTC Fund XLVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RTCXUGW4QBR145 1 - LEI Garnet LIHTC Fund XV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HDYPZ7C1JY1T36 1 - LEI Garnet LIHTC Fund XVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300Z47RH2QLR4WW58 1 - LEI Garnet LIHTC Fund XVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300VVVF7TTMWB1339 1 - LEI Garnet LIHTC Fund XVIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XV44TF825KAS89 1 - LEI Garnet LIHTC Fund XXII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O5S7JTWJVKID74 1 - LEI Garnet LIHTC Fund XXIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300V6SVKA0SBE6088 1 - LEI Garnet LIHTC Fund XXIX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KLCY6S2RFD0O83 1 - LEI Garnet LIHTC Fund XXV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PL00MPBABIN093 1 - LEI Garnet LIHTC Fund XXVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300L3CK61D3ZL8U12 1 - LEI Garnet LIHTC Fund XXVIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DHBM7T6FZ0NM44 1 - LEI Garnet LIHTC Fund XXXI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930098NQIIP2EOR227 1 - LEI Garnet LIHTC Fund XXXII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300VI4IBHJ448IP68 1 - LEI Garnet LIHTC Fund XXXIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FPUUUWSB4H9507 1 - LEI Garnet LIHTC Fund XXXV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KHGR7MTK6SBR79 1 - LEI LIHTC Fund 56, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited16 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300T9OFZU82K3H547 1 - LEI Garnet LIHTC Fund XII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JTLC7F10FPYS37 1 - LEI Garnet LIHTC Fund XII-A, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U4XXD62OFMXH76 1 - LEI Garnet LIHTC Fund XII-B, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930035LGY1QUM0H065 1 - LEI Garnet LIHTC Fund XII-C, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ALP4RVGGLMOM10 1 - LEI Garnet LIHTC Fund XIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300H5URJHRYYLJT18 1 - LEI Garnet LIHTC Fund XIII-A, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300MFKHXLJ4LX2K59 1 - LEI Garnet LIHTC Fund XIII-B, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RFMCWODN7YQ360 1 - LEI Garnet LIHTC Fund XIV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UX38Y28QDO5T34 1 - LEI Garnet LIHTC Fund XIX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493005ETTV62RSFML59 1 - LEI Garnet LIHTC Fund XL, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300C7NL5X8PJ63472 1 - LEI Garnet LIHTC Fund XLII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300LMLL5NEH96OZ59 1 - LEI Garnet LIHTC Fund XLVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RTCXUGW4QBR145 1 - LEI Garnet LIHTC Fund XV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HDYPZ7C1JY1T36 1 - LEI Garnet LIHTC Fund XVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300Z47RH2QLR4WW58 1 - LEI Garnet LIHTC Fund XVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300VVVF7TTMWB1339 1 - LEI Garnet LIHTC Fund XVIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XV44TF825KAS89 1 - LEI Garnet LIHTC Fund XXII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O5S7JTWJVKID74 1 - LEI Garnet LIHTC Fund XXIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300V6SVKA0SBE6088 1 - LEI Garnet LIHTC Fund XXIX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KLCY6S2RFD0O83 1 - LEI Garnet LIHTC Fund XXV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PL00MPBABIN093 1 - LEI Garnet LIHTC Fund XXVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300L3CK61D3ZL8U12 1 - LEI Garnet LIHTC Fund XXVIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DHBM7T6FZ0NM44 1 - LEI Garnet LIHTC Fund XXXI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930098NQIIP2EOR227 1 - LEI Garnet LIHTC Fund XXXII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300VI4IBHJ448IP68 1 - LEI Garnet LIHTC Fund XXXIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FPUUUWSB4H9507 1 - LEI Garnet LIHTC Fund XXXV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KHGR7MTK6SBR79 1 - LEI LIHTC Fund 56, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

17 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300UOC0S5H0QLWH66 1 - LEI LIHTC Fund 59, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004I41768LSBKN02 1 - LEI TAHP Fund VII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NN5MMVBK8FK966 1 - LEI Garnet LIHTC Fund XXXIX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 1.00% 1.00% 1.00% 2 - Significant 1.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NK9DS2NIKW2045 1 - LEI Garnet LIHTC Fund XXXVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 1.00% 1.00% 1.00% 2 - Significant 1.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N8UPLGS24W4K40 1 - LEI Garnet LIHTC Fund XXXVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 1.00% 1.00% 1.00% 2 - Significant 1.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QFPDVB17PW2R60 1 - LEI Aegon LIHTC Fund 55, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 2.83% 2.83% 2.83% 2 - Significant 2.83% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300V3VZ21ZNBUA577 1 - LEI Aegon LIHTC Fund 58, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 2.88% 2.88% 2.88% 2 - Significant 2.88% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RGO11R1OBD4050 1 - LEI AEGON Affordable Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 5.01% 5.01% 5.01% 2 - Significant 5.01% 1 - Included in the scope 10 - Other method Debt Fund I, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HWN8CSSBZ4LT23 1 - LEI Garnet LIHTC Fund XLI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 10.01% 10.01% 10.01% 2 - Significant 10.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300751M4BBRH4JZ78 1 - LEI Aegon LIHTC Fund 52, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 11.82% 11.82% 11.82% 2 - Significant 11.82% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HPKPXNR7IDMH77 1 - LEI Garnet LIHTC Fund XLVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 15.00% 15.00% 15.00% 2 - Significant 15.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300J64E50E4UZID54 1 - LEI Garnet LIHTC Fund XXVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 16.72% 16.72% 16.72% 2 - Significant 16.72% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493008IF4AVVMVACP15 1 - LEI Garnet LIHTC Fund XXIV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 21.27% 21.27% 21.27% 2 - Significant 21.27% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300Q8FF7GLGXF1G53 1 - LEI 239 West 20th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HWP4QM4TXUEO41 1 - LEI 25 East 38th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300H1WKVVA1IWZI22 1 - LEI 313 East 95th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CVIUECWU77MJ28 1 - LEI 319 East 95th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300BI7UYO30CEX949 1 - LEI Transamerica International 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method Direct Marketing Consultants, as defined in Article 1 (53) of Company LLC Delegated Regulation (EU) 2015/35 US 549300IYT675482ELI49 1 - LEI Yarra Rapids, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KS3XVJRUSMLE10 1 - LEI Barfield Ranch Associates, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional LLC as defined in Article 1 (53) of Company consolidation Delegated Regulation (EU) 2015/35 US 549300WCSXGBO4HEYF34 1 - LEI Osceola Mitigation Partners, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional LLC as defined in Article 1 (53) of Company consolidation Delegated Regulation (EU) 2015/35 US 54930029PERJ527UW475 1 - LEI Placer 400 Investors, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional as defined in Article 1 (53) of Company consolidation Delegated Regulation (EU) 2015/35 US 549300VK82YW9FDB6Z90 1 - LEI Aegon LIHTC Fund 50, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 51.01% 51.01% 51.01% 1 - Dominant 51.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493005QF3R3S7U0VF03 1 - LEI Garnet LIHTC Fund XLVIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 75.19% 75.19% 75.19% 1 - Dominant 75.19% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006PV6C4BE40S950 1 - LEI AMTAX Holdings 613 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 99.15% 99.15% 99.15% 1 - Dominant 99.15% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O7FH87FAKZ7J66 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services International, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US KEIOKM01PSK5VZ5CCI74 1 - LEI AEGON Funding Company LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited17 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300UOC0S5H0QLWH66 1 - LEI LIHTC Fund 59, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004I41768LSBKN02 1 - LEI TAHP Fund VII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NN5MMVBK8FK966 1 - LEI Garnet LIHTC Fund XXXIX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 1.00% 1.00% 1.00% 2 - Significant 1.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NK9DS2NIKW2045 1 - LEI Garnet LIHTC Fund XXXVI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 1.00% 1.00% 1.00% 2 - Significant 1.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N8UPLGS24W4K40 1 - LEI Garnet LIHTC Fund XXXVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 1.00% 1.00% 1.00% 2 - Significant 1.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QFPDVB17PW2R60 1 - LEI Aegon LIHTC Fund 55, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 2.83% 2.83% 2.83% 2 - Significant 2.83% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300V3VZ21ZNBUA577 1 - LEI Aegon LIHTC Fund 58, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 2.88% 2.88% 2.88% 2 - Significant 2.88% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RGO11R1OBD4050 1 - LEI AEGON Affordable Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 5.01% 5.01% 5.01% 2 - Significant 5.01% 1 - Included in the scope 10 - Other method Debt Fund I, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HWN8CSSBZ4LT23 1 - LEI Garnet LIHTC Fund XLI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 10.01% 10.01% 10.01% 2 - Significant 10.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300751M4BBRH4JZ78 1 - LEI Aegon LIHTC Fund 52, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 11.82% 11.82% 11.82% 2 - Significant 11.82% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HPKPXNR7IDMH77 1 - LEI Garnet LIHTC Fund XLVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 15.00% 15.00% 15.00% 2 - Significant 15.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300J64E50E4UZID54 1 - LEI Garnet LIHTC Fund XXVII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 16.72% 16.72% 16.72% 2 - Significant 16.72% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493008IF4AVVMVACP15 1 - LEI Garnet LIHTC Fund XXIV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 21.27% 21.27% 21.27% 2 - Significant 21.27% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300Q8FF7GLGXF1G53 1 - LEI 239 West 20th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HWP4QM4TXUEO41 1 - LEI 25 East 38th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300H1WKVVA1IWZI22 1 - LEI 313 East 95th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CVIUECWU77MJ28 1 - LEI 319 East 95th Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300BI7UYO30CEX949 1 - LEI Transamerica International 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method Direct Marketing Consultants, as defined in Article 1 (53) of Company LLC Delegated Regulation (EU) 2015/35 US 549300IYT675482ELI49 1 - LEI Yarra Rapids, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KS3XVJRUSMLE10 1 - LEI Barfield Ranch Associates, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional LLC as defined in Article 1 (53) of Company consolidation Delegated Regulation (EU) 2015/35 US 549300WCSXGBO4HEYF34 1 - LEI Osceola Mitigation Partners, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional LLC as defined in Article 1 (53) of Company consolidation Delegated Regulation (EU) 2015/35 US 54930029PERJ527UW475 1 - LEI Placer 400 Investors, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional as defined in Article 1 (53) of Company consolidation Delegated Regulation (EU) 2015/35 US 549300VK82YW9FDB6Z90 1 - LEI Aegon LIHTC Fund 50, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 51.01% 51.01% 51.01% 1 - Dominant 51.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493005QF3R3S7U0VF03 1 - LEI Garnet LIHTC Fund XLVIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 75.19% 75.19% 75.19% 1 - Dominant 75.19% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006PV6C4BE40S950 1 - LEI AMTAX Holdings 613 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 99.15% 99.15% 99.15% 1 - Dominant 99.15% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O7FH87FAKZ7J66 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services International, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US KEIOKM01PSK5VZ5CCI74 1 - LEI AEGON Funding Company LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

18 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 5493003JEJ87PBC8MF88 1 - LEI Aegon Global Services, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SKERA111LX8B49 1 - LEI ALH Properties Eight, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M4GGDYA514HD56 1 - LEI ALH Properties Eleven, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FQ85RHI1X6GD97 1 - LEI ALH Properties Four, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FV7DWDRG300F41 1 - LEI ALH Properties Nine, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ZM0GT06PRNSU81 1 - LEI ALH Properties Seven, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KSU0SLH7MI6782 1 - LEI ALH Properties Seventeen, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930036NE3MDX0EVY82 1 - LEI ALH Properties Sixteen, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493005T7P5SRETN9I32 1 - LEI ALH Properties Ten, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UFAVK11H1WC672 1 - LEI ALH Properties Twelve, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RX905X22ER7I81 1 - LEI ALH Properties Two, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M62D4QF17PTO84 1 - LEI AUSA Holding, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300GVK6KL1J8OP386 1 - LEI FGH Realty Credit, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300T6I4LSEFT6P532 1 - LEI FGH USA, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M4FBYQIINMM731 1 - LEI FGP 90 West Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KCNERYMAWMQ266 1 - LEI FGP West Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M6FIIMQ0U0JM73 1 - LEI Fifth FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TYGFX51637C240 1 - LEI First FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002C51EDDD164U83 1 - LEI Fourth FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JFVS0SKBXSVQ59 1 - LEI Horizons Acquisition 5, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N3976R2XOTG144 1 - LEI Horizons St. Lucie 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Development, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300C4EOH3OS4OPW70 1 - LEI Investors Warranty of 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation America, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006H80Z1VM83F195 1 - LEI LCS Associates, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IG0V87JRQ67253 1 - LEI Mitigation Manager LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HFOLHQGE6G3H57 1 - LEI PSL Acquisitions Operating, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006INT7434WQKR24 1 - LEI RCC North America LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited18 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 5493003JEJ87PBC8MF88 1 - LEI Aegon Global Services, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SKERA111LX8B49 1 - LEI ALH Properties Eight, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M4GGDYA514HD56 1 - LEI ALH Properties Eleven, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FQ85RHI1X6GD97 1 - LEI ALH Properties Four, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FV7DWDRG300F41 1 - LEI ALH Properties Nine, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ZM0GT06PRNSU81 1 - LEI ALH Properties Seven, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KSU0SLH7MI6782 1 - LEI ALH Properties Seventeen, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930036NE3MDX0EVY82 1 - LEI ALH Properties Sixteen, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493005T7P5SRETN9I32 1 - LEI ALH Properties Ten, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UFAVK11H1WC672 1 - LEI ALH Properties Twelve, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RX905X22ER7I81 1 - LEI ALH Properties Two, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M62D4QF17PTO84 1 - LEI AUSA Holding, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300GVK6KL1J8OP386 1 - LEI FGH Realty Credit, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300T6I4LSEFT6P532 1 - LEI FGH USA, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M4FBYQIINMM731 1 - LEI FGP 90 West Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KCNERYMAWMQ266 1 - LEI FGP West Street, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M6FIIMQ0U0JM73 1 - LEI Fifth FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TYGFX51637C240 1 - LEI First FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002C51EDDD164U83 1 - LEI Fourth FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JFVS0SKBXSVQ59 1 - LEI Horizons Acquisition 5, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N3976R2XOTG144 1 - LEI Horizons St. Lucie 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Development, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300C4EOH3OS4OPW70 1 - LEI Investors Warranty of 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation America, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006H80Z1VM83F195 1 - LEI LCS Associates, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IG0V87JRQ67253 1 - LEI Mitigation Manager LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HFOLHQGE6G3H57 1 - LEI PSL Acquisitions Operating, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006INT7434WQKR24 1 - LEI RCC North America LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

19 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300PZW42ST56KQ512 1 - LEI Second FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300D3JWB4O0MVL375 1 - LEI Seventh FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TKM4Y9PBWESQ08 1 - LEI St. Lucie West Development 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002H4SPMUU2A4J23 1 - LEI TABR Realty Services, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CSZB2QI28ET474 1 - LEI TAH Pentagon Funds, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002CVVVQHNSZRD21 1 - LEI TAH-Solar SLP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WT08KMB170P577 1 - LEI Tradition Development 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300K3SBWSYD4NZK46 1 - LEI Tradition Irrigation 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QUT4BH7E7JPJ42 1 - LEI Tradition Land Company, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300YGMXG1QHTBNS97 1 - LEI Transamerica Agency 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Network, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CJHNW8RFXWCJ27 1 - LEI Transamerica Redwood 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Park, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XNFCQ6RZV81Q59 1 - LEI Transamerica Retirement 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Advisors, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UNFY0ZGYCS0G92 1 - LEI Transamerica Retirement 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Agency, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493001HNK5P2VO0FS39 1 - LEI Transamerica Retirement 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Solutions, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300YEJGF0KA0LDH24 1 - LEI Transamerica Travel and 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Conference Services, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PCPGXEYR71WH63 1 - LEI Transamerica Ventures 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Fund, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DP4R0517BC3128 1 - LEI Transamerica Ventures, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493009KI97D1UK71303 1 - LEI Universal Benefits, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300GEDDS77EK2O842 1 - LEI WFG Properties Holdings, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CDVM3GDKYY2Y16 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 50, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ZD6ZTEZ5VDHI35 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 51, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IFTMTG6ME6CI48 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 52, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930018DR0MVK5SZR05 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 53, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N7O3Y2LATDF785 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 54, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U5ZAQTUVOZVZ59 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 55, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006MZ5WPYKQHZ848 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 56, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited19 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300PZW42ST56KQ512 1 - LEI Second FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300D3JWB4O0MVL375 1 - LEI Seventh FGP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TKM4Y9PBWESQ08 1 - LEI St. Lucie West Development 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002H4SPMUU2A4J23 1 - LEI TABR Realty Services, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CSZB2QI28ET474 1 - LEI TAH Pentagon Funds, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002CVVVQHNSZRD21 1 - LEI TAH-Solar SLP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WT08KMB170P577 1 - LEI Tradition Development 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300K3SBWSYD4NZK46 1 - LEI Tradition Irrigation 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QUT4BH7E7JPJ42 1 - LEI Tradition Land Company, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300YGMXG1QHTBNS97 1 - LEI Transamerica Agency 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Network, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CJHNW8RFXWCJ27 1 - LEI Transamerica Redwood 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Park, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XNFCQ6RZV81Q59 1 - LEI Transamerica Retirement 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Advisors, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UNFY0ZGYCS0G92 1 - LEI Transamerica Retirement 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Agency, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493001HNK5P2VO0FS39 1 - LEI Transamerica Retirement 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Solutions, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300YEJGF0KA0LDH24 1 - LEI Transamerica Travel and 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Conference Services, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PCPGXEYR71WH63 1 - LEI Transamerica Ventures 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Fund, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DP4R0517BC3128 1 - LEI Transamerica Ventures, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493009KI97D1UK71303 1 - LEI Universal Benefits, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300GEDDS77EK2O842 1 - LEI WFG Properties Holdings, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CDVM3GDKYY2Y16 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 50, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ZD6ZTEZ5VDHI35 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 51, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IFTMTG6ME6CI48 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 52, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930018DR0MVK5SZR05 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 53, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N7O3Y2LATDF785 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 54, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U5ZAQTUVOZVZ59 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 55, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493006MZ5WPYKQHZ848 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 56, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

20 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300N5IOI8H8F48G10 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 57, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NQUBYWSZZFPL65 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 58, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300C0C35CYMLT4D41 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 59, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PZO4GIEHN07639 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 60, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DU6W718IERAH47 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 61, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300G3LWX7QUV3D473 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 62, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CREPZV3FGIG153 1 - LEI Aegon LIHTC Fund 54, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UIJGSLWKJ0LR11 1 - LEI Aegon LIHTC Fund 60, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FN1J9H7KW3Z302 1 - LEI Aegon LIHTC Fund 61, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300E1WG1XGN7EQD63 1 - LEI Aegon LIHTC Fund 62, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PKUNXMJNBJO817 1 - LEI AEGON Managed Enhanced 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Cash, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XXJB4ZT1OZ3X85 1 - LEI Aegon Multi-Family Equity 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300VW7S8U8C5SXG43 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Boynton Place REIT, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U7VU73RQQMMT96 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 2 Holding Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ET2RK47EL77391 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 3 Holding Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493001ESUSV0CYG6D75 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Park at Via Rosa REIT, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OHXSDJTSGY6F13 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Separate Account 1, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493007HULLXBFYX2P16 1 - LEI AMTAX Holdings 308 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TUJ64B8YLQ2521 1 - LEI AMTAX Holdings 347 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XY4HRH11JGLU24 1 - LEI AMTAX Holdings 388 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300GMEWSKTBNVEN40 1 - LEI AMTAX Holdings 483 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493007NJNMS6LAN1C34 1 - LEI AMTAX Holdings 559, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300BN1UD6YDJ74213 1 - LEI AMTAX Holdings 588 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300EZB1HRCEDDK394 1 - LEI AMTAX Holdings 639 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930065RN3R4XBCC229 1 - LEI AMTAX Holdings 649 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SNWJDUTTW7PF60 1 - LEI AMTAX Holdings 672 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited20 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300N5IOI8H8F48G10 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 57, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NQUBYWSZZFPL65 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 58, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300C0C35CYMLT4D41 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 59, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PZO4GIEHN07639 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 60, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DU6W718IERAH47 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 61, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300G3LWX7QUV3D473 1 - LEI Aegon Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments 62, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CREPZV3FGIG153 1 - LEI Aegon LIHTC Fund 54, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UIJGSLWKJ0LR11 1 - LEI Aegon LIHTC Fund 60, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FN1J9H7KW3Z302 1 - LEI Aegon LIHTC Fund 61, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300E1WG1XGN7EQD63 1 - LEI Aegon LIHTC Fund 62, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PKUNXMJNBJO817 1 - LEI AEGON Managed Enhanced 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Cash, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XXJB4ZT1OZ3X85 1 - LEI Aegon Multi-Family Equity 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300VW7S8U8C5SXG43 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Boynton Place REIT, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U7VU73RQQMMT96 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 2 Holding Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ET2RK47EL77391 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 3 Holding Company, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493001ESUSV0CYG6D75 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Park at Via Rosa REIT, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OHXSDJTSGY6F13 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Separate Account 1, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493007HULLXBFYX2P16 1 - LEI AMTAX Holdings 308 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TUJ64B8YLQ2521 1 - LEI AMTAX Holdings 347 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XY4HRH11JGLU24 1 - LEI AMTAX Holdings 388 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300GMEWSKTBNVEN40 1 - LEI AMTAX Holdings 483 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493007NJNMS6LAN1C34 1 - LEI AMTAX Holdings 559, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300BN1UD6YDJ74213 1 - LEI AMTAX Holdings 588 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300EZB1HRCEDDK394 1 - LEI AMTAX Holdings 639 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930065RN3R4XBCC229 1 - LEI AMTAX Holdings 649 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SNWJDUTTW7PF60 1 - LEI AMTAX Holdings 672 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

21 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300P0274082XNR737 1 - LEI AMTAX Holdings 713 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493001IUFWQSJL83321 1 - LEI Bay State Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments I, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XOBLFX75TEUS56 1 - LEI Bay State Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments II, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UD0J639HBIM974 1 - LEI Carle Place Leasehold SPE, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300Y0XBHMBUH13M31 1 - LEI Cupples State LIHTC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investors, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300EDO89RGQOI8B32 1 - LEI FD TLIC Limited Liability 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Company as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PJL1E0DZ31VO49 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments III, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DPTHF0KK0TSI40 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments IV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JZULB8MP3X1B51 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments IX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O2NN4KJWUWT788 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments V, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002AR837PU1M1C69 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments VI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004OJBKHJJ9YDB85 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments VII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300458U8ZNRDY8G63 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments VIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ZRSEBXQB1V1A24 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments X, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930020I1CESHMVKH05 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NDVSS3EWNQAL50 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WADLPQV8UPXH94 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XL, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QJOH14GVCZNO42 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CNMGQ6DOR4IQ72 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002KWL1W68CB8B66 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004ZTZACF44IYD46 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLIV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SPZ8JQ7I8QHZ39 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLIX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JVWBN836JM7096 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JKSMJGA8K5R503 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLVI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RF3SQWKDE7NK49 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLVII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300B4HINMNZ2M0S84 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited21 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300P0274082XNR737 1 - LEI AMTAX Holdings 713 LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493001IUFWQSJL83321 1 - LEI Bay State Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments I, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300XOBLFX75TEUS56 1 - LEI Bay State Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments II, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UD0J639HBIM974 1 - LEI Carle Place Leasehold SPE, 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300Y0XBHMBUH13M31 1 - LEI Cupples State LIHTC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investors, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300EDO89RGQOI8B32 1 - LEI FD TLIC Limited Liability 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Company as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PJL1E0DZ31VO49 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments III, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DPTHF0KK0TSI40 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments IV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JZULB8MP3X1B51 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments IX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O2NN4KJWUWT788 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments V, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002AR837PU1M1C69 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments VI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004OJBKHJJ9YDB85 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments VII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300458U8ZNRDY8G63 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments VIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300ZRSEBXQB1V1A24 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments X, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930020I1CESHMVKH05 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NDVSS3EWNQAL50 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WADLPQV8UPXH94 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XL, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QJOH14GVCZNO42 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CNMGQ6DOR4IQ72 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493002KWL1W68CB8B66 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004ZTZACF44IYD46 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLIV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SPZ8JQ7I8QHZ39 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLIX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JVWBN836JM7096 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JKSMJGA8K5R503 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLVI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300RF3SQWKDE7NK49 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLVII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300B4HINMNZ2M0S84 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XLVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

22 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300Z56HQTVIRH5K02 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300P8OKD7I3X8PA46 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PV5R4TNT67Q312 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXIV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930058MIMGTMKEVG64 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXIX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300MCIF4JJ8FVE238 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CJEVLW6KDXQB84 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXVI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493008SRGGFICHVKT31 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXVII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JY7I7MMIK6VB81 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493003KBIJMY84XQD87 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NZ1AE6JGQJ2B13 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WRGM2L51RAJP76 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493003O5EDQHH3ET090 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXIV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O4F7NCA5FG6R18 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXIX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300AWMNM1PGVFA155 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NC570JF00WZF61 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXVI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JHFJ0YGNOC0009 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXVII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OZ7Y9LUOFDVJ02 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493007E9KL80F60VK91 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300S2J02BT6UED182 1 - LEI Garnet LIHTC Fund IV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IRQ56C4N7T5948 1 - LEI Garnet LIHTC Fund IX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493009I1KGJ3BJYAY69 1 - LEI Garnet LIHTC Fund V, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N5ZLAZHMTC1R17 1 - LEI Garnet LIHTC Fund VI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HZEWHQCTPEO307 1 - LEI Garnet LIHTC Fund VII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004SHC8WFSE5A694 1 - LEI Garnet LIHTC Fund VIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OLPPILXC6J3P85 1 - LEI Garnet LIHTC Fund XI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NGU3I8J2HW6Y45 1 - LEI Garnet LIHTC Fund XX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited22 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300Z56HQTVIRH5K02 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300P8OKD7I3X8PA46 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PV5R4TNT67Q312 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXIV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930058MIMGTMKEVG64 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXIX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300MCIF4JJ8FVE238 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300CJEVLW6KDXQB84 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXVI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493008SRGGFICHVKT31 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXVII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JY7I7MMIK6VB81 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493003KBIJMY84XQD87 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NZ1AE6JGQJ2B13 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WRGM2L51RAJP76 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493003O5EDQHH3ET090 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXIV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300O4F7NCA5FG6R18 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXIX, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300AWMNM1PGVFA155 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXV, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NC570JF00WZF61 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXVI, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300JHFJ0YGNOC0009 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXVII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OZ7Y9LUOFDVJ02 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments XXXVIII, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493007E9KL80F60VK91 1 - LEI Garnet Community 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investments, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300S2J02BT6UED182 1 - LEI Garnet LIHTC Fund IV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IRQ56C4N7T5948 1 - LEI Garnet LIHTC Fund IX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493009I1KGJ3BJYAY69 1 - LEI Garnet LIHTC Fund V, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300N5ZLAZHMTC1R17 1 - LEI Garnet LIHTC Fund VI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300HZEWHQCTPEO307 1 - LEI Garnet LIHTC Fund VII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004SHC8WFSE5A694 1 - LEI Garnet LIHTC Fund VIII, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300OLPPILXC6J3P85 1 - LEI Garnet LIHTC Fund XI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300NGU3I8J2HW6Y45 1 - LEI Garnet LIHTC Fund XX, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

23 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300HTYYKUG7LF5I06 1 - LEI Garnet LIHTC Fund XXI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IJ08G1C7XGTL34 1 - LEI Garnet LIHTC Fund XXXIV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PS0CZK1MGCOU47 1 - LEI Life Investors Alliance LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FEK3ITEZBCL341 1 - LEI Natural Resources 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Alternatives Portfolio 3, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004WL1SZ3ZUWJK60 1 - LEI Natural Resources 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Alternatives Portfolio I, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M1MKEYT83VCC80 1 - LEI Natural Resources 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Alternatives Portfolio II, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TQKHJOK6Q0KB71 1 - LEI Peoples Benefit Services, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QOVHMBPQQ7Y889 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 2, L.L.C. as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930082XZCX92K2CB75 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 3, L.L.C. as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PDVVV2SBVNCH80 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 4 HR, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UFVMZ3RG7BFY05 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 4 MR, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SZ90VI473SIK62 1 - LEI SB Frazer Owner, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DP0KVQUQPCQH28 1 - LEI TAH Imani Fe GP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KXFGEQUG0MC082 1 - LEI TAHP Fund 1, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WC53SJQWIW1P51 1 - LEI TAHP Fund 2, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300I2S3SCHEI7O909 1 - LEI THH Acquisitions, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004MX01X1NU9CG21 1 - LEI Transamerica Pyramid 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Properties, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U0Q546KNO9HF04 1 - LEI Transamerica Realty 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investment Properties, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300430IP6TY087A85 1 - LEI Zero Beta Fund, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300YJCPOR3LLDV758 1 - LEI Imani FE, L.P. 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Partnership Delegated Regulation (EU) 2015/35 US 5493009A4L1O6NNQBP14 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Partnership 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 2, L.P as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300NF7VIPGZRPF546 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Partnership 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 3, L.P as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 NL HQ3GGRCL36PHS3MFE294 1 - LEI AEGON Derivatives N.V. 10 - Ancillary services undertaking Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (NV) Delegated Regulation (EU) 2015/35 BR 27076669BR10001 2 - Specific MT ADMINISTRADORA E 10 - Ancillary services undertaking Private Company 2 - Non-mutual 45.00% 45.00% 45.00% 2 - Significant 45.00% 1 - Included in the scope 2 - Method 1: Proportional code CORRETORA DE SEGUROES as defined in Article 1 (53) of consolidation LTDA Delegated Regulation (EU) 2015/35 TH 2138003C9DBI9I4ZR845 1 - LEI ADMS Global Services 10 - Ancillary services undertaking Private Company 2 - Non-mutual 47.37% 47.37% 47.37% 2 - Significant 47.37% 1 - Included in the scope 2 - Method 1: Proportional (Thailand) Limited as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 TH 213800CN7ISVO16Y1B81 1 - LEI Aegon Insights (Thailand) 10 - Ancillary services undertaking Private Company 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method Limited as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited23 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking US 549300HTYYKUG7LF5I06 1 - LEI Garnet LIHTC Fund XXI, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300IJ08G1C7XGTL34 1 - LEI Garnet LIHTC Fund XXXIV, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PS0CZK1MGCOU47 1 - LEI Life Investors Alliance LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300FEK3ITEZBCL341 1 - LEI Natural Resources 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Alternatives Portfolio 3, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004WL1SZ3ZUWJK60 1 - LEI Natural Resources 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Alternatives Portfolio I, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300M1MKEYT83VCC80 1 - LEI Natural Resources 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Alternatives Portfolio II, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300TQKHJOK6Q0KB71 1 - LEI Peoples Benefit Services, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300QOVHMBPQQ7Y889 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 2, L.L.C. as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 54930082XZCX92K2CB75 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 3, L.L.C. as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300PDVVV2SBVNCH80 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 4 HR, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300UFVMZ3RG7BFY05 1 - LEI Real Estate Alternatives 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Portfolio 4 MR, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300SZ90VI473SIK62 1 - LEI SB Frazer Owner, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300DP0KVQUQPCQH28 1 - LEI TAH Imani Fe GP, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300KXFGEQUG0MC082 1 - LEI TAHP Fund 1, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300WC53SJQWIW1P51 1 - LEI TAHP Fund 2, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300I2S3SCHEI7O909 1 - LEI THH Acquisitions, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 5493004MX01X1NU9CG21 1 - LEI Transamerica Pyramid 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Properties, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300U0Q546KNO9HF04 1 - LEI Transamerica Realty 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Investment Properties, LLC as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300430IP6TY087A85 1 - LEI Zero Beta Fund, LLC 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Company Delegated Regulation (EU) 2015/35 US 549300YJCPOR3LLDV758 1 - LEI Imani FE, L.P. 10 - Ancillary services undertaking Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 2 - Significant 0.01% 1 - Included in the scope 10 - Other method as defined in Article 1 (53) of Partnership Delegated Regulation (EU) 2015/35 US 5493009A4L1O6NNQBP14 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Partnership 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 2, L.P as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 US 549300NF7VIPGZRPF546 1 - LEI Aegon Workforce Housing 10 - Ancillary services undertaking Limited Partnership 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Fund 3, L.P as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 NL HQ3GGRCL36PHS3MFE294 1 - LEI AEGON Derivatives N.V. 10 - Ancillary services undertaking Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of vennootschap (NV) Delegated Regulation (EU) 2015/35 BR 27076669BR10001 2 - Specific MT ADMINISTRADORA E 10 - Ancillary services undertaking Private Company 2 - Non-mutual 45.00% 45.00% 45.00% 2 - Significant 45.00% 1 - Included in the scope 2 - Method 1: Proportional code CORRETORA DE SEGUROES as defined in Article 1 (53) of consolidation LTDA Delegated Regulation (EU) 2015/35 TH 2138003C9DBI9I4ZR845 1 - LEI ADMS Global Services 10 - Ancillary services undertaking Private Company 2 - Non-mutual 47.37% 47.37% 47.37% 2 - Significant 47.37% 1 - Included in the scope 2 - Method 1: Proportional (Thailand) Limited as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 TH 213800CN7ISVO16Y1B81 1 - LEI Aegon Insights (Thailand) 10 - Ancillary services undertaking Private Company 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 10 - Other method Limited as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

24 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking BR 5493006UIZWKF5VM0P73 1 - LEI Mongeral AEGON 10 - Ancillary services undertaking Private Company 2 - Non-mutual 49.50% 49.50% 49.50% 2 - Significant 49.50% 1 - Included in the scope 10 - Other method Administração e Benefícia as defined in Article 1 (53) of Ltda. Delegated Regulation (EU) 2015/35 BR 5493000B2G5T5UIWI260 1 - LEI Mongeral AEGON Tecnologia 10 - Ancillary services undertaking Private Company 2 - Non-mutual 49.99% 49.99% 49.99% 2 - Significant 49.99% 1 - Included in the scope 2 - Method 1: Proportional Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 BR 5493001G8S32MT4MSM24 1 - LEI Mongeral AEGON Holding 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 BR 549300EPWBNT60DO6G38 1 - LEI Mongeral AEGON 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Investimentos Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 BR 54930097E4TD6S41C577 1 - LEI Senior Services do Brasil 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Administração de Benefícios as defined in Article 1 (53) of consolidation Ltda. Delegated Regulation (EU) 2015/35 BR 254900A7P8G1L0GKZE86 1 - LEI Winsocial Administradora de 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Benefícios Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 MX 27076669MX10001 2 - Specific Adler Capital, S.A. de C.V. 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional code as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 MX 27076669MX10000 2 - Specific Akaan Transamerica, S.A. de 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional code C.V., Sociedad Operadora de as defined in Article 1 (53) of consolidation Fondos de Inversión Delegated Regulation (EU) 2015/35 MX 549300C0TWUXMQ7K2R68 1 - LEI Akaan-Aegon, S.A.P.I. de C.V. 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 MX 549300AQWLALW7T7IP55 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Private Company 2 - Non-mutual 98.78% 98.78% 98.78% 1 - Dominant 98.78% 1 - Included in the scope 1 - Method 1: Full consolidation Services Mexico, S.A. de C.V. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 HU 254900SO9IGPGEJ5OK32 1 - LEI AGT Hungary IT Service 10 - Ancillary services undertaking Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Korlátolt Felelosségu as defined in Article 1 (53) of Társaság Delegated Regulation (EU) 2015/35 JP 3538000169DJNOPRTX59 1 - LEI Aegon Insights Japan Co., Ltd. 10 - Ancillary services undertaking Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 MX 549300Q7JQSIS95PK646 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Mexico Servicios, S.A. as defined in Article 1 (53) of de C.V. Delegated Regulation (EU) 2015/35 HU 529900A45DQG7VQKO164 1 - LEI AEGON Magyarország 10 - Ancillary services undertaking Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Közvetíto és Marketing as defined in Article 1 (53) of Zártköruen muködo Részvény- Delegated Regulation (EU) 2015/35 társaság BR 549300GE4B7XX30JVK92 1 - LEI Transamerica Affinity 10 - Ancillary services undertaking Private Company 2 - Non-mutual Superintendência de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Marketing Corretora de as defined in Article 1 (53) of Seguros Privados Seguros Ltda. Delegated Regulation (EU) 2015/35 TH 213800NLLWGM5Z858M59 1 - LEI AEGON Direct Non Life 10 - Ancillary services undertaking Private Company 2 - Non-mutual Office of Insurance 72.74% 72.74% 72.74% 1 - Dominant 72.74% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Broker (Thailand ) as defined in Article 1 (53) of Commission Limited Delegated Regulation (EU) 2015/35 TH 213800KYU495KRK1TT89 1 - LEI AEGON Direct Life Insurance 10 - Ancillary services undertaking Private Company 2 - Non-mutual Office of Insurance 73.12% 73.12% 73.12% 1 - Dominant 73.12% 1 - Included in the scope 1 - Method 1: Full consolidation Broker (Thailand) Limited as defined in Article 1 (53) of Commission Delegated Regulation (EU) 2015/35 ID 213800IGZFALN69LD862 1 - LEI PT. Aegon Insights Indonesia 10 - Ancillary services undertaking Private Company 2 - Non-mutual State Minister of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Investment/ Head of Delegated Regulation (EU) 2015/35 Capital Investment Coordinating Board (BKPM) PR 5493007PHHMGXQRWHQ03 1 - LEI WFG Insurance Agency of 10 - Ancillary services undertaking Private Company 2 - Non-mutual Commonwealth of Puerto 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Puerto Rico, Inc. as defined in Article 1 (53) of Rico Office of the Delegated Regulation (EU) 2015/35 Commissioner of Insurance CA 549300RULQ7JTLONNP07 1 - LEI WFG Securities Inc. 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CA 5493003SKNYB7RVNOH76 1 - LEI World Financial Group Canada 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CA 549300XF2MLFE6X0WV31 1 - LEI World Financial Group Holding 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company of Canada Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CA 5493004BR6PHJY4Y6Q92 1 - LEI World Financial Group 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Agency of Canada as defined in Article 1 (53) of Inc. Delegated Regulation (EU) 2015/35 CA 549300MI2MFAWF2DPP52 1 - LEI World Financial Group 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Subholding Company of as defined in Article 1 (53) of Canada Inc. Delegated Regulation (EU) 2015/35 AU 261700O99FHEJSS1E537 1 - LEI Aegon Insights Australia Pty 10 - Ancillary services undertaking Proprietary Limited 2 - Non-mutual Australian Securities and 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Limited as defined in Article 1 (53) of Investments Commission Delegated Regulation (EU) 2015/35 AU 2617000JXJVRBPWKMK41 1 - LEI Transamerica Direct Marketing 10 - Ancillary services undertaking Proprietary Limited 2 - Non-mutual Australian Securities and 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Asia Pacific Pty. Ltd. as defined in Article 1 (53) of Investments Commission Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited24 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking BR 5493006UIZWKF5VM0P73 1 - LEI Mongeral AEGON 10 - Ancillary services undertaking Private Company 2 - Non-mutual 49.50% 49.50% 49.50% 2 - Significant 49.50% 1 - Included in the scope 10 - Other method Administração e Benefícia as defined in Article 1 (53) of Ltda. Delegated Regulation (EU) 2015/35 BR 5493000B2G5T5UIWI260 1 - LEI Mongeral AEGON Tecnologia 10 - Ancillary services undertaking Private Company 2 - Non-mutual 49.99% 49.99% 49.99% 2 - Significant 49.99% 1 - Included in the scope 2 - Method 1: Proportional Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 BR 5493001G8S32MT4MSM24 1 - LEI Mongeral AEGON Holding 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 BR 549300EPWBNT60DO6G38 1 - LEI Mongeral AEGON 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Investimentos Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 BR 54930097E4TD6S41C577 1 - LEI Senior Services do Brasil 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Administração de Benefícios as defined in Article 1 (53) of consolidation Ltda. Delegated Regulation (EU) 2015/35 BR 254900A7P8G1L0GKZE86 1 - LEI Winsocial Administradora de 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional Benefícios Ltda. as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 MX 27076669MX10001 2 - Specific Adler Capital, S.A. de C.V. 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional code as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 MX 27076669MX10000 2 - Specific Akaan Transamerica, S.A. de 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional code C.V., Sociedad Operadora de as defined in Article 1 (53) of consolidation Fondos de Inversión Delegated Regulation (EU) 2015/35 MX 549300C0TWUXMQ7K2R68 1 - LEI Akaan-Aegon, S.A.P.I. de C.V. 10 - Ancillary services undertaking Private Company 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 2 - Method 1: Proportional as defined in Article 1 (53) of consolidation Delegated Regulation (EU) 2015/35 MX 549300AQWLALW7T7IP55 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Private Company 2 - Non-mutual 98.78% 98.78% 98.78% 1 - Dominant 98.78% 1 - Included in the scope 1 - Method 1: Full consolidation Services Mexico, S.A. de C.V. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 HU 254900SO9IGPGEJ5OK32 1 - LEI AGT Hungary IT Service 10 - Ancillary services undertaking Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Korlátolt Felelosségu as defined in Article 1 (53) of Társaság Delegated Regulation (EU) 2015/35 JP 3538000169DJNOPRTX59 1 - LEI Aegon Insights Japan Co., Ltd. 10 - Ancillary services undertaking Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 MX 549300Q7JQSIS95PK646 1 - LEI AEGON Direct Marketing 10 - Ancillary services undertaking Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Services Mexico Servicios, S.A. as defined in Article 1 (53) of de C.V. Delegated Regulation (EU) 2015/35 HU 529900A45DQG7VQKO164 1 - LEI AEGON Magyarország 10 - Ancillary services undertaking Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Közvetíto és Marketing as defined in Article 1 (53) of Zártköruen muködo Részvény- Delegated Regulation (EU) 2015/35 társaság BR 549300GE4B7XX30JVK92 1 - LEI Transamerica Affinity 10 - Ancillary services undertaking Private Company 2 - Non-mutual Superintendência de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Marketing Corretora de as defined in Article 1 (53) of Seguros Privados Seguros Ltda. Delegated Regulation (EU) 2015/35 TH 213800NLLWGM5Z858M59 1 - LEI AEGON Direct Non Life 10 - Ancillary services undertaking Private Company 2 - Non-mutual Office of Insurance 72.74% 72.74% 72.74% 1 - Dominant 72.74% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Broker (Thailand ) as defined in Article 1 (53) of Commission Limited Delegated Regulation (EU) 2015/35 TH 213800KYU495KRK1TT89 1 - LEI AEGON Direct Life Insurance 10 - Ancillary services undertaking Private Company 2 - Non-mutual Office of Insurance 73.12% 73.12% 73.12% 1 - Dominant 73.12% 1 - Included in the scope 1 - Method 1: Full consolidation Broker (Thailand) Limited as defined in Article 1 (53) of Commission Delegated Regulation (EU) 2015/35 ID 213800IGZFALN69LD862 1 - LEI PT. Aegon Insights Indonesia 10 - Ancillary services undertaking Private Company 2 - Non-mutual State Minister of 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Investment/ Head of Delegated Regulation (EU) 2015/35 Capital Investment Coordinating Board (BKPM) PR 5493007PHHMGXQRWHQ03 1 - LEI WFG Insurance Agency of 10 - Ancillary services undertaking Private Company 2 - Non-mutual Commonwealth of Puerto 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 10 - Other method Puerto Rico, Inc. as defined in Article 1 (53) of Rico Office of the Delegated Regulation (EU) 2015/35 Commissioner of Insurance CA 549300RULQ7JTLONNP07 1 - LEI WFG Securities Inc. 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CA 5493003SKNYB7RVNOH76 1 - LEI World Financial Group Canada 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CA 549300XF2MLFE6X0WV31 1 - LEI World Financial Group Holding 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Company of Canada Inc. as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35 CA 5493004BR6PHJY4Y6Q92 1 - LEI World Financial Group 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Insurance Agency of Canada as defined in Article 1 (53) of Inc. Delegated Regulation (EU) 2015/35 CA 549300MI2MFAWF2DPP52 1 - LEI World Financial Group 10 - Ancillary services undertaking Private Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Subholding Company of as defined in Article 1 (53) of Canada Inc. Delegated Regulation (EU) 2015/35 AU 261700O99FHEJSS1E537 1 - LEI Aegon Insights Australia Pty 10 - Ancillary services undertaking Proprietary Limited 2 - Non-mutual Australian Securities and 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Limited as defined in Article 1 (53) of Investments Commission Delegated Regulation (EU) 2015/35 AU 2617000JXJVRBPWKMK41 1 - LEI Transamerica Direct Marketing 10 - Ancillary services undertaking Proprietary Limited 2 - Non-mutual Australian Securities and 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Asia Pacific Pty. Ltd. as defined in Article 1 (53) of Investments Commission Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

25 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking AU 261700HSYF6KMH9K2D25 1 - LEI Transamerica Insurance 10 - Ancillary services undertaking Proprietary Limited 2 - Non-mutual Australian Securities and 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Marketing Asia Pacific Pty. as defined in Article 1 (53) of Investments Commission Ltd. Delegated Regulation (EU) 2015/35 ES 959800K35FEUHGH3DB80 1 - LEI Aegon Mediacion S.L.U. 10 - Ancillary services undertaking Sociedad Limitada 2 - Non-mutual Direccion General de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Unipersonal (SLU) Seguros y Fondos de Delegated Regulation (EU) 2015/35 Pensiones NL 549300X0WBQ509Z6CJ91 1 - LEI AEGON Asset Management 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Holding B.V. and financial institution vennootschap (BV) NL 549300TTPZVLCFH3HW73 1 - LEI Aegon Asset Management 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Pan-Europe B.V. and financial institution vennootschap (BV) NL 549300S7DH0HXAJSVI23 1 - LEI AEGON Hypotheken B.V. 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution vennootschap (BV) NL 724500G180OW3773WC07 1 - LEI Orange Loans B.V. 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution vennootschap (BV) GB 213800UEB5PQMZYOFM66 1 - LEI AEGON Investment Solutions 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Ltd. and financial institution Authority GB 213800URT7Q7H4IX5I41 1 - LEI Aegon Investments Limited 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution Authority GB 213800XRUPSOZUPSF553 1 - LEI Cofunds Limited 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution Authority GB 549300H04Q2RFS1HPW19 1 - LEI Kames Capital Holdings 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Limited and financial institution Authority GB 54930068D346B3DJA524 1 - LEI Kames Capital Management 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Limited and financial institution Authority GB 2138005XCX3B3QSMOH80 1 - LEI Origen Financial Services 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Limited and financial institution Authority CN 27076669CN10001 2 - Specific AEGON Industrial Fund 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual China Insurance 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 4 - Method 1: Sectoral rules code Management Co., LTD. and financial institution Regulatory Commission HK 549300SI743R1ZT34B49 1 - LEI AEGON Asset Management 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual The Hong Kong 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules (Asia) Limited and financial institution Confederation of Insurance Brokers US 549300QZJJZZ2NCTMU50 1 - LEI Transamerica Investment 8 - Credit institution, investment firm Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management, LLC and financial institution Company NL 549300772D1G8JPIUR96 1 - LEI Aegon Bank N.V. 8 - Credit institution, investment firm Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution vennootschap (NV) HU 213800Z2BRCJ5NA5I178 1 - LEI AEGON Magyarország 8 - Credit institution, investment firm Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Lakástakarékpénztár Zrt. and financial institution HU 213800DQISR6G49WXI83 1 - LEI AEGON Magyarország 8 - Credit institution, investment firm Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Befektetési Alapkezelo and financial institution Zártköruen Muködo Részvénytársaság NL 724500FTXOFL1M1HHY30 1 - LEI Aegon Cappital B.V. 9 - Institution for occupational Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules retirement provision vennootschap (BV) US 5493001BX7IX6W8YXF92 1 - LEI AEGON USA Real Estate 11 - Non-regulated undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Services, Inc. carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493002J7SZ79DI33T92 1 - LEI AEGON USA Realty Advisors 11 - Non-regulated undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules of California, Inc. carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493003SYWQCN68VWG95 1 - LEI AXA Equitable AgriFinance, 11 - Non-regulated undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC carrying out financial activities Company as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493004OHKB8GOWS7Q87 1 - LEI AEGON USA Asset 11 - Non-regulated undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management Holding, LLC carrying out financial activities Company as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 RO 549300FPF48D7U5LXB78 1 - LEI AEGON PENSII - Societate de 11 - Non-regulated undertaking Private Company 2 - Non-mutual Autoritatea de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Administrare a Fondurilor de carrying out financial activities Supraveghere Financiara Pensii Private S.A. as defined in Article 1 (52) of - Sectorul de Pensii Private Delegated Regulation (EU) 2015/35 PL 259400COIIDVAW4L9035 1 - LEI AEGON Powszechne 11 - Non-regulated undertaking Private Company 2 - Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Towarzystwo Emerytalne carrying out financial activities Finansowego Spólka Akcyjna as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 NL 5493005S591LT1RDBJ14 1 - LEI AEGON Investment 14 - UCITS management companies Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management B.V. as defined in Article 1 (54) of vennootschap (BV) Delegated Regulation (EU) 2015/35 GB 213800O24R9L3ZG21H70 1 - LEI Kames Capital plc 14 - UCITS management companies Public Limited 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules as defined in Article 1 (54) of Company Delegated Regulation (EU) 2015/35 FR 969500EFTR4WOMMCYL31 1 - LEI La Banque Postale Asset Man- 14 - UCITS management companies Société Anonyme 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 4 - Method 1: Sectoral rules agement S.A. as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited25 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking AU 261700HSYF6KMH9K2D25 1 - LEI Transamerica Insurance 10 - Ancillary services undertaking Proprietary Limited 2 - Non-mutual Australian Securities and 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation Marketing Asia Pacific Pty. as defined in Article 1 (53) of Investments Commission Ltd. Delegated Regulation (EU) 2015/35 ES 959800K35FEUHGH3DB80 1 - LEI Aegon Mediacion S.L.U. 10 - Ancillary services undertaking Sociedad Limitada 2 - Non-mutual Direccion General de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 1 - Method 1: Full consolidation as defined in Article 1 (53) of Unipersonal (SLU) Seguros y Fondos de Delegated Regulation (EU) 2015/35 Pensiones NL 549300X0WBQ509Z6CJ91 1 - LEI AEGON Asset Management 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Holding B.V. and financial institution vennootschap (BV) NL 549300TTPZVLCFH3HW73 1 - LEI Aegon Asset Management 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Pan-Europe B.V. and financial institution vennootschap (BV) NL 549300S7DH0HXAJSVI23 1 - LEI AEGON Hypotheken B.V. 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution vennootschap (BV) NL 724500G180OW3773WC07 1 - LEI Orange Loans B.V. 8 - Credit institution, investment firm Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution vennootschap (BV) GB 213800UEB5PQMZYOFM66 1 - LEI AEGON Investment Solutions 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Ltd. and financial institution Authority GB 213800URT7Q7H4IX5I41 1 - LEI Aegon Investments Limited 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution Authority GB 213800XRUPSOZUPSF553 1 - LEI Cofunds Limited 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution Authority GB 549300H04Q2RFS1HPW19 1 - LEI Kames Capital Holdings 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Limited and financial institution Authority GB 54930068D346B3DJA524 1 - LEI Kames Capital Management 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Limited and financial institution Authority GB 2138005XCX3B3QSMOH80 1 - LEI Origen Financial Services 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual Financial Conduct 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Limited and financial institution Authority CN 27076669CN10001 2 - Specific AEGON Industrial Fund 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual China Insurance 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 4 - Method 1: Sectoral rules code Management Co., LTD. and financial institution Regulatory Commission HK 549300SI743R1ZT34B49 1 - LEI AEGON Asset Management 8 - Credit institution, investment firm Limited by Shares 2 - Non-mutual The Hong Kong 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules (Asia) Limited and financial institution Confederation of Insurance Brokers US 549300QZJJZZ2NCTMU50 1 - LEI Transamerica Investment 8 - Credit institution, investment firm Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management, LLC and financial institution Company NL 549300772D1G8JPIUR96 1 - LEI Aegon Bank N.V. 8 - Credit institution, investment firm Naamloze 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules and financial institution vennootschap (NV) HU 213800Z2BRCJ5NA5I178 1 - LEI AEGON Magyarország 8 - Credit institution, investment firm Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Lakástakarékpénztár Zrt. and financial institution HU 213800DQISR6G49WXI83 1 - LEI AEGON Magyarország 8 - Credit institution, investment firm Private Company 2 - Non-mutual Magyar Nemzeti Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Befektetési Alapkezelo and financial institution Zártköruen Muködo Részvénytársaság NL 724500FTXOFL1M1HHY30 1 - LEI Aegon Cappital B.V. 9 - Institution for occupational Besloten 2 - Non-mutual De Nederlandsche Bank 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules retirement provision vennootschap (BV) US 5493001BX7IX6W8YXF92 1 - LEI AEGON USA Real Estate 11 - Non-regulated undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Services, Inc. carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493002J7SZ79DI33T92 1 - LEI AEGON USA Realty Advisors 11 - Non-regulated undertaking Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules of California, Inc. carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493003SYWQCN68VWG95 1 - LEI AXA Equitable AgriFinance, 11 - Non-regulated undertaking Limited Liability 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC carrying out financial activities Company as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 US 5493004OHKB8GOWS7Q87 1 - LEI AEGON USA Asset 11 - Non-regulated undertaking Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management Holding, LLC carrying out financial activities Company as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 RO 549300FPF48D7U5LXB78 1 - LEI AEGON PENSII - Societate de 11 - Non-regulated undertaking Private Company 2 - Non-mutual Autoritatea de 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Administrare a Fondurilor de carrying out financial activities Supraveghere Financiara Pensii Private S.A. as defined in Article 1 (52) of - Sectorul de Pensii Private Delegated Regulation (EU) 2015/35 PL 259400COIIDVAW4L9035 1 - LEI AEGON Powszechne 11 - Non-regulated undertaking Private Company 2 - Non-mutual Komisja Nadzoru 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Towarzystwo Emerytalne carrying out financial activities Finansowego Spólka Akcyjna as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35 NL 5493005S591LT1RDBJ14 1 - LEI AEGON Investment 14 - UCITS management companies Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management B.V. as defined in Article 1 (54) of vennootschap (BV) Delegated Regulation (EU) 2015/35 GB 213800O24R9L3ZG21H70 1 - LEI Kames Capital plc 14 - UCITS management companies Public Limited 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules as defined in Article 1 (54) of Company Delegated Regulation (EU) 2015/35 FR 969500EFTR4WOMMCYL31 1 - LEI La Banque Postale Asset Man- 14 - UCITS management companies Société Anonyme 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 4 - Method 1: Sectoral rules agement S.A. as defined in Article 1 (54) of Delegated Regulation (EU) 2015/35 CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

26 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking NL 724500UQ6H0LXUR3U428 1 - LEI Saemor Capital B.V. 15 - Alternative investment funds Besloten 2 - Non-mutual 68.00% 68.00% 68.00% 1 - Dominant 68.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500679989NKV3KK05 1 - LEI Pelargos Capital B.V. 15 - Alternative investment funds Besloten 2 - Non-mutual 73.34% 73.34% 73.34% 1 - Dominant 73.34% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of vennootschap (BV) Delegated Regulation (EU) 2015/35 US 5493003RUCHUL6I2O037 1 - LEI AWHSA Manager 1, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300CRTPRTXDBFSF41 1 - LEI AUIM Credit Opportunities 15 - Alternative investment funds Limited Liability 2 - Non-mutual 0.01% 98.36% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Fund, LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300JZYU2RZEDEK071 1 - LEI Aegon Energy Management, 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 4DJIF67XTB552L0E3L78 1 - LEI AEGON USA Investment 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management, LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 54930021S1WCKH88L448 1 - LEI AEGON USA Realty Advisors, 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 54930039LKYHR13O8M95 1 - LEI AHDF Manager I, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300S3Q1OT1XOHRN33 1 - LEI AMFETF Manager, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300D62B27EFQ3MX68 1 - LEI AWHF2 General Partner, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300DHCEHV660B7R89 1 - LEI AWHF3 General Partner, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 KY 5493008Q0Q91L9DX5X52 1 - LEI AUIM Credit Opportunities 15 - Alternative investment funds Partnership 2 - Non-mutual 0.01% 98.36% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Master Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 US 549300FTOH8YUOPAC624 1 - LEI Aegon Market Neutral Income 15 - Alternative investment funds Partnership 2 - Non-mutual 0.01% 100.00% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 US 549300MZDQOL6QC63445 1 - LEI Aegon Market Neutral Income 15 - Alternative investment funds Partnership 2 - Non-mutual 0.01% 100.00% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Master Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 NL 7245009FH3J461GU5E11 1 - LEI OB Capital Coöperatief U.A. 99 - Other Besloten 1 - Mutual 95.00% 95.00% 95.00% 1 - Dominant 95.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500F99S6EMDTSCH70 1 - LEI Newest Industry B.V. 99 - Other Besloten 2 - Non-mutual 20.00% 20.00% 20.00% 2 - Significant 20.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245001A5FB1PPN6UP28 1 - LEI Dynamic Credit Group B.V. 99 - Other Besloten 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 5493004Y543G9EIXOP27 1 - LEI Mezzanine Partners III 99 - Other Besloten 2 - Non-mutual 30.00% 30.00% 30.00% 2 - Significant 30.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Co-Invest LP vennootschap (BV) NL 549300W8NKO4ZX7HP298 1 - LEI HPS Core fund 99 - Other Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 72450085ROINJRUDAT34 1 - LEI Woodpecker Holding B.V. 99 - Other Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500BNO29QI7NL3873 1 - LEI Salus Holding B.V. 99 - Other Besloten 2 - Non-mutual 94.39% 94.39% 94.39% 1 - Dominant 94.39% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ARCNN8JVOQBX96 1 - LEI AEGON Asia B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500P2KWMJER1T2J60 1 - LEI AEGON Brazil Holding II B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500NNI6CBPM2LWC36 1 - LEI AEGON CEE B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500V6ZHI91QY7NZ81 1 - LEI AEGON Corporate Center B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500PXWI3E446KEX31 1 - LEI AEGON Czech Republic 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Holding B.V. vennootschap (BV) NL 724500FF19WGRZFYXG65 1 - LEI AEGON Digital Investments 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Holding B.V. vennootschap (BV) NL 724500QXCRAAGDLGC705 1 - LEI AEGON Growth Capital Fund I 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GP B.V. vennootschap (BV) NL 254900005Z5WXZKUS491 1 - LEI AEGON Growth Capital 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Management B.V. vennootschap (BV) NL 7245005IV1TNSBVLA885 1 - LEI AEGON Innovation 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Investments B.V. vennootschap (BV) NL 724500Y7NP3685CEEV89 1 - LEI AEGON Ireland Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited26 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking NL 724500UQ6H0LXUR3U428 1 - LEI Saemor Capital B.V. 15 - Alternative investment funds Besloten 2 - Non-mutual 68.00% 68.00% 68.00% 1 - Dominant 68.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of vennootschap (BV) Delegated Regulation (EU) 2015/35 NL 724500679989NKV3KK05 1 - LEI Pelargos Capital B.V. 15 - Alternative investment funds Besloten 2 - Non-mutual 73.34% 73.34% 73.34% 1 - Dominant 73.34% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of vennootschap (BV) Delegated Regulation (EU) 2015/35 US 5493003RUCHUL6I2O037 1 - LEI AWHSA Manager 1, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 0.01% 0.01% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300CRTPRTXDBFSF41 1 - LEI AUIM Credit Opportunities 15 - Alternative investment funds Limited Liability 2 - Non-mutual 0.01% 98.36% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Fund, LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300JZYU2RZEDEK071 1 - LEI Aegon Energy Management, 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 4DJIF67XTB552L0E3L78 1 - LEI AEGON USA Investment 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules Management, LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 54930021S1WCKH88L448 1 - LEI AEGON USA Realty Advisors, 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules LLC managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 54930039LKYHR13O8M95 1 - LEI AHDF Manager I, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300S3Q1OT1XOHRN33 1 - LEI AMFETF Manager, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300D62B27EFQ3MX68 1 - LEI AWHF2 General Partner, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 US 549300DHCEHV660B7R89 1 - LEI AWHF3 General Partner, LLC 15 - Alternative investment funds Limited Liability 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 4 - Method 1: Sectoral rules managers as defined in Article 1 (55) of Company Delegated Regulation (EU) 2015/35 KY 5493008Q0Q91L9DX5X52 1 - LEI AUIM Credit Opportunities 15 - Alternative investment funds Partnership 2 - Non-mutual 0.01% 98.36% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Master Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 US 549300FTOH8YUOPAC624 1 - LEI Aegon Market Neutral Income 15 - Alternative investment funds Partnership 2 - Non-mutual 0.01% 100.00% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 US 549300MZDQOL6QC63445 1 - LEI Aegon Market Neutral Income 15 - Alternative investment funds Partnership 2 - Non-mutual 0.01% 100.00% 0.01% 1 - Dominant 0.01% 1 - Included in the scope 4 - Method 1: Sectoral rules Master Fund Ltd. managers as defined in Article 1 (55) of Delegated Regulation (EU) 2015/35 NL 7245009FH3J461GU5E11 1 - LEI OB Capital Coöperatief U.A. 99 - Other Besloten 1 - Mutual 95.00% 95.00% 95.00% 1 - Dominant 95.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500F99S6EMDTSCH70 1 - LEI Newest Industry B.V. 99 - Other Besloten 2 - Non-mutual 20.00% 20.00% 20.00% 2 - Significant 20.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245001A5FB1PPN6UP28 1 - LEI Dynamic Credit Group B.V. 99 - Other Besloten 2 - Non-mutual 25.00% 25.00% 25.00% 2 - Significant 25.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 5493004Y543G9EIXOP27 1 - LEI Mezzanine Partners III 99 - Other Besloten 2 - Non-mutual 30.00% 30.00% 30.00% 2 - Significant 30.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Co-Invest LP vennootschap (BV) NL 549300W8NKO4ZX7HP298 1 - LEI HPS Core fund 99 - Other Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 72450085ROINJRUDAT34 1 - LEI Woodpecker Holding B.V. 99 - Other Besloten 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500BNO29QI7NL3873 1 - LEI Salus Holding B.V. 99 - Other Besloten 2 - Non-mutual 94.39% 94.39% 94.39% 1 - Dominant 94.39% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ARCNN8JVOQBX96 1 - LEI AEGON Asia B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500P2KWMJER1T2J60 1 - LEI AEGON Brazil Holding II B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500NNI6CBPM2LWC36 1 - LEI AEGON CEE B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500V6ZHI91QY7NZ81 1 - LEI AEGON Corporate Center B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500PXWI3E446KEX31 1 - LEI AEGON Czech Republic 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Holding B.V. vennootschap (BV) NL 724500FF19WGRZFYXG65 1 - LEI AEGON Digital Investments 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Holding B.V. vennootschap (BV) NL 724500QXCRAAGDLGC705 1 - LEI AEGON Growth Capital Fund I 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GP B.V. vennootschap (BV) NL 254900005Z5WXZKUS491 1 - LEI AEGON Growth Capital 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Management B.V. vennootschap (BV) NL 7245005IV1TNSBVLA885 1 - LEI AEGON Innovation 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Investments B.V. vennootschap (BV) NL 724500Y7NP3685CEEV89 1 - LEI AEGON Ireland Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

27 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking NL 724500213VWWN1ERJ702 1 - LEI Aegon Loans B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500EVZJMQMAX50A37 1 - LEI AEGON Mexico Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500UA6GN8PUQLFQ18 1 - LEI AEGON Mexico Holding II B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ECYT6QX2FESN95 1 - LEI AEGON Mexico Holding III B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245003TEAHUXU7JJG11 1 - LEI AEGON Mexico Holding IV B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500PBL1A2TVQKAX63 1 - LEI AEGON Slovakia Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500LQOWADARWJB642 1 - LEI AEGON Taiwan Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 54930098NGNU8PNSRM28 1 - LEI AEGON Treasury Investments 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method B.V. vennootschap (BV) NL 27076669NL10016 2 - Specific Arbonext B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method code vennootschap (BV) NL 724500IJCP4KIJPHWK05 1 - LEI Be Suitable B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245001F1O84YYEZDP76 1 - LEI Ensupport B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500DLE2Z6B5YR3869 1 - LEI Nedasco B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500S36GIRXX6FGV24 1 - LEI Nedasco Financiële Diensten 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method B.V. vennootschap (BV) NL 72450059S7PWK873O939 1 - LEI NewDutch B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245008MYEF0J46B9O51 1 - LEI Robidus Adviesgroep B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500P8ZXLCR0PETZ34 1 - LEI Robidus Groep B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500AK8BNGX29XDC36 1 - LEI Robidus Risk Consulting B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ANZ8IG2D0Z1985 1 - LEI Robidus Solutions B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ANME5QAXIYVP30 1 - LEI SAECURE 15 B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500FNKNFUQR1X6603 1 - LEI SAECURE 16 B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500FJHWC0XBBTLN65 1 - LEI SAECURE 17 B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500HJUV1CXK2U1P19 1 - LEI SAECURE 18 NHG B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 72450026F9MJL4T75S14 1 - LEI Virta B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500129UQ0HIU9TJ11 1 - LEI Romeo Financiële Diensten 99 - Other Besloten 2 - Non-mutual 42.50% 42.50% 42.50% 2 - Significant 42.50% 1 - Included in the scope 3 - Method 1: Adjusted equity method B.V. vennootschap (BV) NL 549300P8J6EFWEAPGD12 1 - LEI AEGON Asset Management 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Value Hub B.V. vennootschap (BV) NL 5493003HYP3THDEOG691 1 - LEI AEGON Custody B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 254900RO651OOVK5IJ63 1 - LEI AEGON Growth Capital Fund I 99 - Other Commanditaire 2 - Non-mutual 100.00% 100.00% 100.00% 2 - Significant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method C.V vennootschap (CV) US 54930094CUO17HBJ0W89 1 - LEI Pearl Holdings, Inc. I 99 - Other Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method US 54930038P280NHW4HY18 1 - LEI Pearl Holdings, Inc. II 99 - Other Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 21380089YAVOU765US98 1 - LEI Tenet Group Limited (Minority 99 - Other Limited by Shares 2 - Non-mutual 22.04% 22.04% 22.04% 2 - Significant 22.04% 1 - Included in the scope 10 - Other method Shareholding) GB 549300AMRZPVJ52LT884 1 - LEI Kames Sterling Reserve Fund 99 - Other Limited by Shares 2 - Non-mutual 99.17% 99.17% 99.17% 1 - Dominant 99.17% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800XW5778M5G95M45 1 - LEI AEGON Investment Solutions 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method - Nominee 1 (Gross) Ltd. GB 2138006FPYVIWJYPWT73 1 - LEI AEGON Investment Solutions 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method - Nominee 2 (Net) Ltd. GB 213800MU6N7QJUWCEZ34 1 - LEI AEGON Investment Solutions 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method - Nominee 3 (ISA) Ltd. GB 213800RQS2WCWEPO3S46 1 - LEI AEGON Pension Trustee 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited GB 213800D2BKEYKQB8S653 1 - LEI AEGON SIPP GUARANTEE 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method NOMINEE LIMITED CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited27 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking NL 724500213VWWN1ERJ702 1 - LEI Aegon Loans B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500EVZJMQMAX50A37 1 - LEI AEGON Mexico Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500UA6GN8PUQLFQ18 1 - LEI AEGON Mexico Holding II B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ECYT6QX2FESN95 1 - LEI AEGON Mexico Holding III B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245003TEAHUXU7JJG11 1 - LEI AEGON Mexico Holding IV B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500PBL1A2TVQKAX63 1 - LEI AEGON Slovakia Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500LQOWADARWJB642 1 - LEI AEGON Taiwan Holding B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 54930098NGNU8PNSRM28 1 - LEI AEGON Treasury Investments 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method B.V. vennootschap (BV) NL 27076669NL10016 2 - Specific Arbonext B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method code vennootschap (BV) NL 724500IJCP4KIJPHWK05 1 - LEI Be Suitable B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245001F1O84YYEZDP76 1 - LEI Ensupport B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500DLE2Z6B5YR3869 1 - LEI Nedasco B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500S36GIRXX6FGV24 1 - LEI Nedasco Financiële Diensten 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method B.V. vennootschap (BV) NL 72450059S7PWK873O939 1 - LEI NewDutch B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 7245008MYEF0J46B9O51 1 - LEI Robidus Adviesgroep B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500P8ZXLCR0PETZ34 1 - LEI Robidus Groep B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500AK8BNGX29XDC36 1 - LEI Robidus Risk Consulting B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ANZ8IG2D0Z1985 1 - LEI Robidus Solutions B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500ANME5QAXIYVP30 1 - LEI SAECURE 15 B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500FNKNFUQR1X6603 1 - LEI SAECURE 16 B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500FJHWC0XBBTLN65 1 - LEI SAECURE 17 B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500HJUV1CXK2U1P19 1 - LEI SAECURE 18 NHG B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 72450026F9MJL4T75S14 1 - LEI Virta B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 724500129UQ0HIU9TJ11 1 - LEI Romeo Financiële Diensten 99 - Other Besloten 2 - Non-mutual 42.50% 42.50% 42.50% 2 - Significant 42.50% 1 - Included in the scope 3 - Method 1: Adjusted equity method B.V. vennootschap (BV) NL 549300P8J6EFWEAPGD12 1 - LEI AEGON Asset Management 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Value Hub B.V. vennootschap (BV) NL 5493003HYP3THDEOG691 1 - LEI AEGON Custody B.V. 99 - Other Besloten 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method vennootschap (BV) NL 254900RO651OOVK5IJ63 1 - LEI AEGON Growth Capital Fund I 99 - Other Commanditaire 2 - Non-mutual 100.00% 100.00% 100.00% 2 - Significant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method C.V vennootschap (CV) US 54930094CUO17HBJ0W89 1 - LEI Pearl Holdings, Inc. I 99 - Other Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method US 54930038P280NHW4HY18 1 - LEI Pearl Holdings, Inc. II 99 - Other Corporation 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 21380089YAVOU765US98 1 - LEI Tenet Group Limited (Minority 99 - Other Limited by Shares 2 - Non-mutual 22.04% 22.04% 22.04% 2 - Significant 22.04% 1 - Included in the scope 10 - Other method Shareholding) GB 549300AMRZPVJ52LT884 1 - LEI Kames Sterling Reserve Fund 99 - Other Limited by Shares 2 - Non-mutual 99.17% 99.17% 99.17% 1 - Dominant 99.17% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800XW5778M5G95M45 1 - LEI AEGON Investment Solutions 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method - Nominee 1 (Gross) Ltd. GB 2138006FPYVIWJYPWT73 1 - LEI AEGON Investment Solutions 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method - Nominee 2 (Net) Ltd. GB 213800MU6N7QJUWCEZ34 1 - LEI AEGON Investment Solutions 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method - Nominee 3 (ISA) Ltd. GB 213800RQS2WCWEPO3S46 1 - LEI AEGON Pension Trustee 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited GB 213800D2BKEYKQB8S653 1 - LEI AEGON SIPP GUARANTEE 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method NOMINEE LIMITED CONTINUED > Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

28 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of  of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking GB 213800T2EN7Y3DBFUZ91 1 - LEI Aegon SIPP Nominee 2 Ltd. 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800NSW238W1LX2M70 1 - LEI AEGON SIPP Nominee Ltd. 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800J36W1T73RAUM25 1 - LEI AEGON UK Corporate Services 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited GB 213800KW3U5C7JUBTJ25 1 - LEI AEGON UK IT Services Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800FHIPZGT9PVZD75 1 - LEI AEGON UK Property Fund 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited GB 2138009UHKLZG7WF6I63 1 - LEI Andrews Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 2138008ND7K2NAM3Z989 1 - LEI Cofunds Leasing Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800LLFS57I2QVRN18 1 - LEI Cofunds Nominees Ltd 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800MRW8IPNNSRNT79 1 - LEI Dorset Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 2138005VJPBIGSUYDH61 1 - LEI Lochside Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800J9W9UJTLC4O476 1 - LEI Minster Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800RMKHHF3Y6QR371 1 - LEI Momentum Group Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800XEAM78W89IMU15 1 - LEI NEWCAST PROPERTY 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method DEVELOPMENTS (ONE) LIMITED GB 213800JGJ88WL6SHDZ54 1 - LEI NEWCAST PROPERTY 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method DEVELOPMENTS (TWO) LIMITED GB 213800MQKCGEXWYZSA30 1 - LEI Origen Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 2138004URG54I4AY7C42 1 - LEI Scottish Equitable (Managed 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Funds) Limited GB 213800Y6F5TEHRNEVQ22 1 - LEI Victoria Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800FZLNHS3RWPEE64 1 - LEI Witham Institutional Nominee 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited HK 213800EKY5Q37WBVTM07 1 - LEI GoBear (Hong Kong) Limited 99 - Other Limited by Shares 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method JE 549300JGN4TVLKAXRX50 1 - LEI Kames Target Healthcare 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method General Partner Limited NL 7245004BD2VTVTCOGH38 1 - LEI Hague Reinsurance 99 - Other Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Management N.V. vennootschap (NV) NL 724500602MH5MLCAIB68 1 - LEI Knab Advies & Bemiddeling 99 - Other Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method N.V. vennootschap (NV) HU 529900WONIAY1TPGY043 1 - LEI Help24 Assistance Korlátolt 99 - Other Partnership 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Felelosségu Társaság IN 335800TROFOEPZC6NR33 1 - LEI Transamerica Direct Marketing 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Consultants Private Limited CN 30030011FH72AL0QBG84 1 - LEI YingHui Marketing 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Consultancy (Shanghai) Co., Ltd. PL 259400ZLEYNUG1B48D49 1 - LEI Phinance Spólka Akcyjna 99 - Other Private Company 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method HU 529900NPFBHZ6OLPHB75 1 - LEI AEGON Magyarország 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Pénztárszolgáltató Zártköruen Muködo Részvénytársaság PL 259400KCGRY9E2W3KA15 1 - LEI AEGON Services spólka z 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method ograniczona odpowiedzialnos- cia PL 259400VWAVP1AZGQ0L03 1 - LEI Aegon Towarzystwo Funduszy 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Inwestycyjnych Spólka Akcyjna ID 2138003M3NTP1HB19R27 1 - LEI PT. Futuready Insurance 99 - Other Private Company 2 - Non-mutual Otoritas Jasa Keuangan – 80.00% 80.00% 80.00% 1 - Dominant 80.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Broker Indonesia Financial Services Authority JP 3538001359ADMOPRUY33 1 - LEI Aegon Insurance Services Co., 99 - Other Private Company 2 - Non-mutual Financial Services Agency 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Ltd. (Japan) ES 959800SE0ENDNHZMMZ87 1 - LEI AEGON Activos A.V., S.A. 99 - Other Sociedad Anónima 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Unipersonal (SAU) ES 9598007MY7BUNEAWHH88 1 - LEI AEGON España Holdco, S.R.L. 99 - Other Sociedad de 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Responsabilidad Limitada (SRL) Aegon Solvency and Financial Condition Report Group - QRTs Unaudited28 SFCR 2019 Public QRTs S.32.01.22 – Undertakings in the scope of the group Inclusion in the scope Group solvency Criteria of influence of group supervision calculation Proportional Type of code % used for the share used Date of of the ID Category % establishment for group decision if Method used and under Identification code of of the Legal Name of (mutual/ Supervisory capital of consolidated % voting Level of solvency art. 214 is method 1, treatment of the Country the undertaking undertaking the undertaking Type of undertaking Legal form non mutual) Authority share accounts rights Other criteria influence calculation Yes/No applied undertaking GB 213800T2EN7Y3DBFUZ91 1 - LEI Aegon SIPP Nominee 2 Ltd. 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800NSW238W1LX2M70 1 - LEI AEGON SIPP Nominee Ltd. 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800J36W1T73RAUM25 1 - LEI AEGON UK Corporate Services 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited GB 213800KW3U5C7JUBTJ25 1 - LEI AEGON UK IT Services Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800FHIPZGT9PVZD75 1 - LEI AEGON UK Property Fund 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited GB 2138009UHKLZG7WF6I63 1 - LEI Andrews Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 2138008ND7K2NAM3Z989 1 - LEI Cofunds Leasing Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800LLFS57I2QVRN18 1 - LEI Cofunds Nominees Ltd 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800MRW8IPNNSRNT79 1 - LEI Dorset Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 2138005VJPBIGSUYDH61 1 - LEI Lochside Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800J9W9UJTLC4O476 1 - LEI Minster Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800RMKHHF3Y6QR371 1 - LEI Momentum Group Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800XEAM78W89IMU15 1 - LEI NEWCAST PROPERTY 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method DEVELOPMENTS (ONE) LIMITED GB 213800JGJ88WL6SHDZ54 1 - LEI NEWCAST PROPERTY 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method DEVELOPMENTS (TWO) LIMITED GB 213800MQKCGEXWYZSA30 1 - LEI Origen Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 2138004URG54I4AY7C42 1 - LEI Scottish Equitable (Managed 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Funds) Limited GB 213800Y6F5TEHRNEVQ22 1 - LEI Victoria Nominees Limited 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method GB 213800FZLNHS3RWPEE64 1 - LEI Witham Institutional Nominee 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Limited HK 213800EKY5Q37WBVTM07 1 - LEI GoBear (Hong Kong) Limited 99 - Other Limited by Shares 2 - Non-mutual 50.00% 50.00% 50.00% 2 - Significant 50.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method JE 549300JGN4TVLKAXRX50 1 - LEI Kames Target Healthcare 99 - Other Limited by Shares 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method General Partner Limited NL 7245004BD2VTVTCOGH38 1 - LEI Hague Reinsurance 99 - Other Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Management N.V. vennootschap (NV) NL 724500602MH5MLCAIB68 1 - LEI Knab Advies & Bemiddeling 99 - Other Naamloze 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method N.V. vennootschap (NV) HU 529900WONIAY1TPGY043 1 - LEI Help24 Assistance Korlátolt 99 - Other Partnership 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Felelosségu Társaság IN 335800TROFOEPZC6NR33 1 - LEI Transamerica Direct Marketing 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Consultants Private Limited CN 30030011FH72AL0QBG84 1 - LEI YingHui Marketing 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Consultancy (Shanghai) Co., Ltd. PL 259400ZLEYNUG1B48D49 1 - LEI Phinance Spólka Akcyjna 99 - Other Private Company 2 - Non-mutual 49.00% 49.00% 49.00% 2 - Significant 49.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method HU 529900NPFBHZ6OLPHB75 1 - LEI AEGON Magyarország 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Pénztárszolgáltató Zártköruen Muködo Részvénytársaság PL 259400KCGRY9E2W3KA15 1 - LEI AEGON Services spólka z 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method ograniczona odpowiedzialnos- cia PL 259400VWAVP1AZGQ0L03 1 - LEI Aegon Towarzystwo Funduszy 99 - Other Private Company 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Inwestycyjnych Spólka Akcyjna ID 2138003M3NTP1HB19R27 1 - LEI PT. Futuready Insurance 99 - Other Private Company 2 - Non-mutual Otoritas Jasa Keuangan – 80.00% 80.00% 80.00% 1 - Dominant 80.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Broker Indonesia Financial Services Authority JP 3538001359ADMOPRUY33 1 - LEI Aegon Insurance Services Co., 99 - Other Private Company 2 - Non-mutual Financial Services Agency 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Ltd. (Japan) ES 959800SE0ENDNHZMMZ87 1 - LEI AEGON Activos A.V., S.A. 99 - Other Sociedad Anónima 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Unipersonal (SAU) ES 9598007MY7BUNEAWHH88 1 - LEI AEGON España Holdco, S.R.L. 99 - Other Sociedad de 2 - Non-mutual 100.00% 100.00% 100.00% 1 - Dominant 100.00% 1 - Included in the scope 3 - Method 1: Adjusted equity method Responsabilidad Limitada (SRL) Aegon Solvency and Financial Condition Report Group - QRTs Unaudited

aegon.comaegon.com